Form C

Dunamis Charge, Inc.

A Michigan Corporation

Formed on March 26, 2020

with a principal place of business at

19785 W. 12 Mile Rd., Ste. 345

Southfield, MI 48076

https://dunamischarge.com/

Is there a co-issuer? **No.**

Regulation Crowdfunding Intermediary Funding Portal: Rise Up Crowdfunding Portal LLC

CIK number of intermediary: 0001898740
SEC file number of intermediary: 007-00339
CRD number, if applicable, of intermediary: N/A
Amount of maximum compensation to be paid to the intermediary for conducting the offering: $5,000 plus 4% of the gross proceeds raised from the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: 1% fee based on the number of securities sold in the offering.

Type of Security Offered: **Convertible Note**
Price: Face Value
Interest Rate: **10%**
Maturity Date: **sooner of (a) the date on which all outstanding principal and unpaid interest is due and payable upon an Event of Default, as defined in the Convertible Note, or (b) the seventh anniversary of the Closing.**
Target Offering Amount: **$10,000**
Oversubscription Accepted: **Yes**
If yes, disclose how oversubscriptions will be allocated: **First Come, First-Served Basis**
Maximum Offering Amount: **$5,000,000**

Deadline to reach the target offering amount: **12 months from Offering Date.**

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees: 1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$	$0
Cash & Cash Equivalents:	$25,899	$0
Accounts Receivable:	$0	$0
Short-term Debt:	$1,050	$50
Long-term Debt:	$2,740,785	$0
Revenues/Sales:	$0	$0
Cost of Goods Sold:	$0	$0
Taxes Paid:	$0	$0
Net Income	$25,899	$0

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

THE COMPANY

1. Name of issuer: **Dunamis Charge, Inc.**

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

· Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
· Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
· Not an investment company registered or required to be registered under the Investment Company Act of 1940.
· Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
· Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
· Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Name	Principal Occupation	Main Employer	Year Joined as Director	Responsibilities	Title
Natalie King	President & Officer	Dunamis Clean Energy Partners, LLC	2020	oversee and record all management and policies concerning the finances, operations, and	President, Treasurer, and Secretary

				growth of the company	

Business Experience of each Director for the past three (3) years . See below and also Exhibit D, Director & Officer Work History

Name	**Title**	**Employer**	**Dates**	**Responsibilities**
Natalie King	Founder & Chief Executive Officer	Dunamis Clean Energy Partners, LLC	2012-Present	oversee all aspects of the company, including product development, funding, personnel development, public branding, and all manufacturing, marketing, and operational activities.
Natalie King	Founder & Chief Executive Officer	Dunamis Charge, Inc.	2020-Present	manage and navigate the company; ensure that all projects are completed on time and within budget; foster a positive work culture and develop the skills of fellow team members.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	**Positions Held**	**Year Joined as Officer**
Natalie King	President & Officer	2020

Kimathi Booth	Vice President of Energy Operations	2021
David Ellis	Vice President of Engineering and Product Development	2022

Business Experience of each Officer for the past three (3) years. See Exhibit D, Director & Officer Work History.

6. PRINCIPAL SECURITY HOLDERS:

Natalie M. King is the sole shareholder of the Company and holds 100% of the authorized 2,000,000 voting common stock.

7. BUSINESS AND ANTICIPATED BUSINESS PLAN

Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors in this offering ("Investors") must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

In addition to the other information provided elsewhere, the Corporation believes that the following risk factors are the most significant for potential Investors and should be considered carefully in evaluating whether to make an investment in the Corporation. If any of the risks described in this document actually occurs, the Corporation may not be able to conduct its business as currently planned and its financial condition, operating results, and cash flows could be seriously harmed. The risks listed do not necessarily comprise all those associated with an investment in the Corporation. Additional risks and uncertainties not presently known to the Corporation, or which the Corporation currently deems not as significant as those listed herein, may also have an adverse effect on the Corporation. Thus, investments in the Corporation may never be profitable and substantial losses may occur. Likewise, the securities being offered by the Corporation have not been submitted to any rating agency to obtain an opinion or rating of the risk of investment. This means that an investment in the Corporation is speculative and the exact return on investment is unknown.

THIS IS A SPECULATIVE INVESTMENT

The Investor must be willing and able to tolerate a total loss of its investment, as this is a speculative venture. Investments in private companies, particularly early to mid-stage private companies, involve a high degree of risk. The Corporation will be comparatively vulnerable to adverse developments such as rapid changes in technology, fluctuations of demand and prices and to marketing competition from larger, better established companies, as well as more vulnerable to catastrophic weather events or other "Acts of God," wars, pandemics, epidemics, or other acts of force majeure.

The Investor acknowledges that any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of Corporation or its management. Investment in the Corporation may never be profitable and substantial losses may occur. The actual financial performance of the Corporation may not match its predictions which would mean that the Corporation may not generate expected returns. Actual returns may differ dramatically from expected returns. As such, an investment in the Corporation is suitable only for persons who can bear the economic risk for an indefinite period of time and who can afford to lose their entire investment.

NO GUARANTEE OF RETURN

No assurance can be given that the Investor will realize a substantial return on investment, or any return at all, or that the Investor will not lose a substantial portion or all of the investment. For this reason, the Investor should carefully read all materials provided by the Corporation in relation to the investment and should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

RISK OF LITIGATION AND UNINSURED LOSSES

If the Corporation is ever subjected to lawsuits or proceedings by government entities or private parties, the Corporation's general liability insurance policy may not cover all of the resulting liability, costs and expenses. Instead, expenses, costs and liability would instead be borne by the Corporation and could harm its financial condition.

TAX CONSEQUENCES MAY VARY

No representation or warranty of any kind is made by the Corporation or its management team or advisors with respect to any tax consequences of any investment in the Corporation. The Investor should seek its own tax advice concerning the tax consequences of an investment in the Corporation.

NO LEGAL OR FINANCIAL ADVICE

In making an investment decision, the Investor must rely on its own examination of the Corporation and the terms of this offering, including the merits and risks involved. The Investor should consult its own counsel, accountant, financial advisor, or other professional adviser as to investment, legal, tax and other related matters concerning the Investor's proposed investment.

ADDITIONAL CAPITAL NEEDS

The Corporation expects that it will need to raise additional capital simultaneously or subsequent to this offering in order to expand and continue operating its business. The Corporation is not working with an underwriter, placement agent or similar party, and so there is no guarantee that the Corporation will raise any particular amount in this current or other simultaneous offerings or in any subsequent (future) offerings. Also, there is no guarantee that, in such a scenario, such additional capital will be available on terms favorable to the Investor or at all.

CERTAIN FACTORS MAY AFFECT FUTURE SUCCESS.

Any continued future success that the Corporation might enjoy will depend upon many factors, including factors beyond the control of the Corporation and/or which cannot be predicted at this time. These factors may include but are not limited to defaults on loans that the Corporation has made; changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors, as described further below; changes in general economic conditions and specific economic conditions in Detroit, MI, such as consistent supply chain pressures; barriers to electric vehicle adoption; limited selection of electric vehicle in production; increases in operating costs; the Corporation's ability to obtain grant funding or other loans; and reduced margins caused by competitive pressures. These conditions may have a material adverse effect upon the Corporation's business, operating results, and financial condition. Unforeseen changes in consumer attitudes, market dynamics, or regulations may also adversely affect the Corporation, and therefore negatively affect the investment of the Investor.

EFFECTIVE USE OF PROCEEDS.

The Corporation may revise the Use of Proceeds of this offering. Changes to or failure to use such proceeds effectively could harm the business and financial condition of the Corporation.

THE CORPORATION'S SUCCESS DEPENDS ON THE PERFORMANCE OF ITS AFFILIATED COMPANY

The success of the Corporation will depend, at least in part, on the continued performance of its Affiliated Company Dunamis Clean Energy Partners, LLC, which may provide opportunities for further investment into the Corporation. Any event materially affecting the performance of the Affiliated Company may have a material adverse effect on the Corporation.

INTELLECTUAL PROPERTY

The Corporation has not filed any copyright, trademark or patent applications with the USPTO. Instead, the Chief Executive Officer of the Corporation has filed copyright, trademark and patent applications ("intellectual property") with the USPTO on behalf of the Corporation. The Corporation does not own this intellectual property. Rather, the Chief Executive Officer owns the intellectual property and has given the Corporation permission to use this intellectual property for the Corporation's business purpose. The Corporation's ability to compete against other businesses selling similar products depends in part on its ability to secure and enforce the rights to this intellectual property., However, the Chief Executive Officer has granted the Corporation a revocable license to the intellectual property. This means that the Chief Executive Officer has the ability to revoke the Corporation's use of the intellectual property at any time and as a result, the Corporation risks a loss in profits, a reduction in its business operations and decreased financial stability. There is no guarantee that the Corporation will file any intellectual property applications with the USPTO or whether any such filings in the future will be approved by the USTPO, and even registrations that receive approval could subsequently be held invalid due to Corporate conduct or challenges by third parties. Similarly, the Corporation could lose valuable trade secret rights if it fails to properly protect confidential information. Even if the intellectual property rights of the Corporation are valid or secure, enforcing those rights could involve costly legal processes that te Corporation may not be able to bring to a successful conclusion. As a result, the Investor risks losing all or substantially all of its investments due to the foregoing.

KEY PERSONNEL

The Corporation's success substantially depends on the efforts of its Chief Executive Officer Natalie King. The Investor must rely upon the startup capital, management, judgment and skills of the CEO. The Corporation's success also depends upon its ability to recruit, train, and retain other qualified management. The loss of the services of any of key personnel of both the Corporation, such as Natalie King, or the Corporation's inability to recruit, train, and retain qualified management, may have a material adverse effect on the Corporation's business and financial condition.

LACK OF LIQUIDITY

There is no guarantee that there will be a secondary market or exchange for the resale of Corporation's Notes. The Corporation is not currently publicly traded, and there is currently no secondary market for the Notes. An investor seeking to sell their Note may have great difficulty in finding a buyer or may not find any buyers for the Notes at all. Furthermore, unless and until the Notes are registered, there will likely be restrictions on the resale of the Notes under federal and State securities laws.

Any decision to become publicly traded will be at the discretion of the Corporation and its Board of Directors. Any investor in the Corporation's Notes may have to retain their investment in the Corporation even if it is no longer financially desirable to do so.

NOT REGISTERED WITH THE SEC AND UNRATED

The Notes by the Corporation have not been registered with the Securities and Exchange Commission (SEC). Instead, the offer and sale of these shares is made in reliance on an exemption from registration under Regulation Crowdfunding. In addition, the securities being offered have not been submitted to any rating agency to obtain an opinion or rating of the risk of investment.

RISKS INHERENT TO MANUFACTURING AND FEDERAL REGULATIONS OF ELECTRIC VEHICLE CHARGERS AND ENERGY MANAGEMENT SERVICES

A manufacturing corporation is defined as a corporation that is engaged in the production of some article, thing, or object, by skill or labor, out of raw material, or from matter which has already been subjected to artificial forces, or to which something has been added to change its natural condition. Manufacturing corporations are highly regulated by local, state, and federal regulatory bodies, including those concerning electric vehicle chargers and other energy management equipment and services. The Corporation's electrical vehicle chargers are not regulated by any particular governing body, and other applicable rules enforced by local and State agencies as it regards workplace and consumer safety, and the authorization, licensing, and good manufacturing practices of the manufacture and sale of electric vehicle chargers. undetermined industry wide Reliability Standards that lead to inferior mechanical and electrical design and build of units may open the Corporation up to potential litigation, fines, or other sanctions pertaining to the production of its products.

RISKS INHERENT IN THE SALE OF MANUFACTURING OF ANY OF THE RAW MATERIALS USED TO CREATE THE ELECTRIC VEHICLE CHARGERS

The primary raw materials necessary to produce electric vehicle charges include lithium, nickel, cobalt, manganese, aluminum, copper and graphite. Rising energy costs and volatile raw material pricing have caused cost inflation across the entire value chain from mining to vehicles, which may affect the Corporation's future success. Supply Chain shortages of certain electrical components, including but not limited to semiconductor chips, may cause long lead times for material delivery. Across the power and infrastructure industry, consistent supply chain pressures stemming from the pandemic have affected the Electric Vehicle charging market, specifically a lack of chips that are critical components of the charging infrastructure. Additionally, demand for the primary raw materials may increase so quickly in the next term that the supply chain could have difficulties keeping up.

LIMITED EXPERIENCE IN ELECTRIC VEHICLE CHARGERS MANUFACTURING

Although the Corporation's CEO has been in the electric vehicle equipment business for 13 years, respectively, the Corporation has only been working in the electric vehicle chargers product manufacturing industry since 2020. Thus, the Corporation's experience in electric vehicle chargers manufacturing is limited. This limited experience may disadvantage the Corporation and pose a risk to the Investor where a portion or all of its investment may be lost.

COMPETITION IN THE ELECTRIC VEHICLE CHARGERS AND ENERGY MANAGEMENT SERVICES INDUSTRY

The electric vehicle chargers and energy management industry is highly competitive and could become even more competitive, affecting the Corporation's sales, revenues, and profits. For example, additional competitors could enter the market or there could be increased success among existing competitors. The Corporation competes with other similar businesses, including competitors who may have greater access to capital, marketing, sales opportunities, and other resources. Specifically, the Corporation competes with ChargePoint, Inc., Autel, WeBox, Blink Charging, Enel X and Volta. Competition is rapidly growing in the industry, as many competitors have seen rapid financial and business growth within the last 2-3 years through IPO and SPAC offerings. There can be no assurance that the Corporation will be able to compete successfully, and such competitive pressures may affect the Corporation's ability to earn profits. As a result, the Investor may lose a substantial portion or all of its investment.

LIMITED TRANSFERABILITY OF SECURITIES

The Investor should be fully aware of the long-term nature of their financial support of the Corporation. The Notes may be transferred only if certain requirements are satisfied as further described in Appendix B, Note Purchase Agreement, and Appendix B, Note. The Investor has represented to the Corporation that it is acquiring the shares for its own investment only and without a view to their immediate resale or distribution.

THE COMPANY HAS NOT YET COMMENCED FULL OPERATIONS

The Corporation was incorporated as a Michigan Business Corporation on November 23, 2020. Because the Corporation is still in the development stage, it has earned little revenues and has not produced any profits. There is no assurance that it will ever earn sufficient revenues or produce profits over time. As a fairly new enterprise, the Corporation is likely to be subject to risks its key personnel or management has not anticipated. This can result in the Investor losing all or substantially all of its investment in the Corporation.

LITIGATION COULD ADVERSELY AFFECT THE COMPANY

If the Corporation is involved in litigation or other similar proceedings or becomes the target of a regulatory investigation, such an event could be very costly, both because of the legal costs and because it would likely distract key personnel from their regular duties; and such an event could result in an adverse outcome with additional costs. Such an event could have a material adverse effect on the Corporation's operations, which could negatively impact the Investor's investment and the Investor may lose its entire investment.

THE COMPANY MAY NOT BE ABLE TO LIQUIDATE ALL ITS ASSETS

The Corporation intends to exist perpetually, but may liquidate and dissolve at sometime after the close of this offering by a court order, bankruptcy, or some other cause outside of the Corporation's control. The board of directors and shareholders may also decide to liquidate the Corporation at such earlier time for various business reasons without consulting the Investors.

There is a risk that the Corporation may at that time have assets that it is unable to liquidate. If it is possible to find a buyer for these illiquid assets, the market value of those assets may be substantially below the amount the Corporation invested in the assets. As a result, the Corporation may suffer a substantial loss on those assets, which would reduce the amount distributable to Investors. As a result, Investors may lose a portion of the value of their investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C and its Exhibits contain forward-looking statements. From time to time, additional written forward-looking statements may be made by the Corporation. These forward-looking statements may include projections of revenues, income or loss, capital expenditures, business relationships, financings, proposed financings or investments by third parties, product development, plans for future operations, and plans relating to products of the Corporation, as well as assumptions relating to the foregoing. These statements are based upon management's current expectations, beliefs, and assumptions about future events, are other than statements of historical fact, and involve a number of risks and uncertainties.

The words "believe," "may," "will," "could," "would," "plan," "expect," "intend," "anticipate," "estimate," "project" or the negative or plural of these words or similar expressions identify forward-looking statements, which speak only as of the date the statement was made, but are not the exclusive means of identifying those statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which are described above in this Form C, which cannot be predicted or quantified] Future events and actual results could differ materially from those set forth in, contemplated by, or underlying such forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Form C A may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

> You should not rely upon forward-looking statements as predictions of future events. Except as required by law, neither the Corporation nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The Corporation undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this Form C and to conform these statements to actual results or to changes in its expectations.

> You should read this Form C and its Exhibits with the understanding that the Corporation's actual future results, levels of activity, performance, and events and circumstances may be materially different from what the Corporation expects.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY THE INVESTOR IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

You should read this Form C, including its Appendices, with the understanding that the Corporation's actual future results, levels of activity, performance, and events and circumstances may be materially different from what the Corporation expects.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The purpose of this offering is to expand the Corporation's operations and capacity to manufacture, market and distribute electrical car vehicle chargers.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$10,000**

Use of Proceeds:

$4,900 , (49%) of the proceeds will go towards paying salaries of existing employees/

$2,500 (25%) of the proceeds will go towards marketing and branding strategies;

$2,500 (25%) of the proceeds will go towards research & developments and technological advancements;

$400.00 (4%): Rise Up [funding portal]'s intermediary fee.

If we raise: **$ 5,000,000**

Use of Proceeds:

$1,500,000 (30%) of the proceeds will go towards building capacity through new staff hires, including but not limited to, legal services, bookkeeping services, and independent contractors;

$1,250,000 (25%) of the proceeds will go towards paying salaries of existing employees and hiring new staff;

$250,000 (5%) of the proceeds will go towards marketing and branding strategies;

$500,000 (10%) of the proceeds will go towards research & developments and technological advancements;

$250,000 (5%) of the proceeds will go towards existing facilities expenses;

$50,000 (1%) of the proceeds will go towards improving new informational infrastructures, operations, and systems;

$750,000 (15%) of the proceeds will go towards overhead and administrative expenses, including but not limited to, malpractice insurance, professional development, bank fees, and start-up and growth operations; and

$350,000 (7%) of the proceeds will go towards rents and other leasing expenses;

$200,000 (4%): Rise Up [funding portal]'s intermediary fee.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C.

DELIVERY & CANCELLATIONS

11.

   (a) Attach "testing the waters" materials, if used. None.
   (b) How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the stated deadline, we may conduct an early or intermediate closing of the offering if we provide notice about the new offering deadline at least five (5) business days prior to the new offering deadline (absent a material change that would require an extension of the total offering and reconfirmation of the investment commitment). The crowdfunding intermediary will notify investors if we conduct an early closing. Thereafter, we may conduct an additional closing at our discretion on the deadline date or until we reach our total maximum or oversubscribed offering amount of $5,000,000.

We are required to amend this offering document called the Form C during the offering period and prior to the offering deadline in order to reflect material changes. Material changes include, but are not limited to, any changes to the share price, offering maximum, offering deadline, or any significant changes to ownership or voting powers.

The following describes the process to invest in the Corporation, including how the Corporation will complete an Investor's transaction and deliver securities to the investor.

1. <u>Investor Commitment.</u> The Investor will electronically sign and deliver a Note Purchase Agreement, attached hereto and made a part hereof, to the Corporation through the crowdfunding intermediary, which will bind its investment commitment to Corporation (except that the Investor has until 48 hours prior to the target offering deadline to cancel its investment as further described in Item 12 herein).
2. <u>Acceptance of the Investment.</u> Once the Note Purchase Agreement is complete, the Investor's commitment will typically be recorded within a few minutes on the crowdfunding intermediary's portal. After the target offering deadline or within five (5) days of the Investor's signing, whichever is later, and save for any material changes to the offering which would require an extension in the target offering deadline, the Note Purchase Agreement will be countersigned electronically by the Corporation. The executed Note Purchase Agreement will then be sent to the Investor via email, and will also be available to download on the crowdfunding intermediary's portal.
3. <u>Investor Transfer of Funds.</u> Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by the crowdfunding intermediary into an escrow account held with a third party bank on behalf of the Corporation.
4. <u>Progress of the Offering.</u> The Corporation, through the crowdfunding intermediary, will provide Investors with periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the crowdfunding intermediary when the target offering, and the oversubscribed amount is met.
5. <u>Closing: Original Deadline.</u> Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Corporation on the deadline date identified in the Cover Page to this Form C.
6. <u>Early Closings.</u> If the target offering or oversubscribed amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Corporation, including this Form C, is posted on the crowdfunding intermediary portal. The Investor will be provided notice of any early closing by email at least five days prior and the Investor must reconfirm their investment commitment within five business days of receipt of this notice. At the time of the early deadline and upon reconfirmation of the Investor, Investor funds will be transferred to the Corporation from the escrow account, provided that the target offering amount is still met

after any prior Investor cancellations and at the time of the new offering deadline, the Corporation continues to meet or exceeds the target offering amount.

7.   Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in the Corporation's books and records, as well as on the crowdfunding intermediary portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

Investors may cancel an investment commitment until 48 hours prior to the deadline for the target offering amount as identified on the cover page by going through the crowdfunding intermediary. The crowdfunding intermediary will notify the Investors when the target offering amount has been met.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Corporation upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Corporation, the Investor will be provided notice of the change and must reconfirm their investment commitment within five (5) business days of receipt of the notice. If the Investor does not reconfirm, they will receive notifications from the crowdfunding intermediary disclosing that the commitment was canceled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five (5) business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the 48- hour period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or if the offering does not close, all of the Investor's funds will be returned within five business days.

The Corporation's right to cancel. The Investor will sign a Note Purchase Agreement that provides that the Corporation may accept or reject any investment commitment, in whole or in part. This means that the Corporation may sell to the Investor a Note valued lower than what Investor subscribes to purchase or may decline to sell a Note to the Investor at all. If the Corporation accepts the Investor's subscription, in whole or in part, this Agreement will constitute an irrevocable commitment by the Investor to purchase the Note, and a copy of this Agreement will be executed by the Corporation and returned to the Investor. If the Corporation rejects Investor's subscription in whole or in part, the Corporation will return the payment tendered for any unissued portion of the subscription submitted prior to the execution of this Agreement by the Corporation.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

See exact security attached as Appendix B, Note.

14. Do the securities offered have voting rights?

No.

15. Are there any limitations on any voting or other rights identified above?

Investors will have no informational rights. The Company has a Right of First Refusal (ROFR) to purchase any Note that any Investor proposes to sell, transfer, gift, pledge, assign, distribute, encumber or otherwise dispose of to a third party, except for transfers which are part of an inheritance. The Company's ROFR may be assignable by the Company to any other Investor in this offering. The Note is unsecured.

16. How may the terms of the securities being offered be modified?

The terms of the securities may be amended (for the purposes of this Question 16, the term "amendment" includes modification) by amending the document in which the term appears, which is either the Note Purchase Agreement or the Note.

The Note Purchase Agreement and the Note may be amended (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the parties.

If there is any material amendment to the Note Purchase Agreement or the Note during this offering, the Corporation must amend this Form C by filing with the SEC a Form C/A disclosing the amendment. The Investor will then be notified of the amendment and will have five days to reconfirm the Investor's investment commitment. If the Investor does not reconfirm their commitment within that time period, the Investor's commitment will be canceled.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. Notwithstanding the foregoing, the Investor is required to hold the Unsecured and Subordinated Notes for the life of the Corporation unless being transferred to the Corporation or to a member of Investor's family, or in connection with the death or divorce of Investor.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer

Class of Security	Number (or amount) Authorized	Number (or amount) Outstanding	Voting Rights	Other Rights
Common Stock	2,000,000	2,000,000	Yes	Informational Rights One vote per share held at any shareholders meeting, as well

| | | | | as one vote at any meeting of the Board of Directors for Sole Common Shareholder;

Sole Common Shareholder shall maintain position as Director and President of the Board of Directors of the Corporation throughout the existence of the Corporation and may only be removed per the terms of the Shareholders Agreement.

Sole Common Shareholder shall have the power to veto any decision by the Board of Directors through written notice of disapproval or through a vote in the negative as recorded in the minutes of the Corporation. The Sole Common Shareholder may veto a decision of the Board of Directors without |
|---|---|---|---|---|

				submission to a vote by the shareholders at a shareholders meeting or prior notice thereof. The Corporation shall indemnify Sole Common Shareholder for any acts or omissions in performance of the Shareholders Agreement to the extent allowed by law and as provided in the Bylaws of the Corporation.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Investors have no voting rights and will have no voting rights. The voting shareholders of the Corporation may make decisions that harm the company's financial condition and its ability to make payments on the Note, and the Investor will have no recourse to change those decisions.

For example, voting shareholders could consent to a merger, a significant asset sale, or the election or removal of directors. Decisions made by the shareholders could also cause changes to the terms of the agreements governing the Corporation's operations or cause the Corporation to engage in additional public offerings (including potentially a public offering). All of these decisions could harm the Corporation's financial position and cause the Investor to lose all or part of its investment.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The principal shareholder(s) [have][has] more voting power than any other shareholder in the Corporation, and Investors in this offering, whether they have voting rights or not, will have to rely largely on the judgment of such shareholder(s). The Investor's interests may conflict with those of the principal shareholder(s), and there is no guarantee that the Corporation will develop in a way that is optimal or advantageous to such an Investor. The principal shareholder(s) may make decisions with which an Investor in this offering disagrees and that negatively affect the value of the Investor's Preferred Shares. Such Investors will have no recourse to change such decisions.

For example, the principal shareholders may change the terms of the Articles of Incorporation or Bylaws, or change the management of the Corporation. As another example, the principal shareholders may make changes that affect the tax treatment of the Corporation in ways that are unfavorable to the Investor but favorable to them. As a final example, they may vote to engage in new offerings and/or to register certain of the Corporation's securities in a way that harms the financial condition of the Corporation and the Corporation's ability to make payment on the Notes.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The Notes may convert into equity in the future at a price and value in accordance with the methods and formulas outlined in Appendix B, Term Sheet.

The Notes are valued at face value and notes issued by the Corporation in the future will also be valued at face value.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The Investor will have no ownership in the Corporation. The Investor may have minority ownership in the Corporation should the Notes convert to equity in the future as further described in Appendix B, Term Sheet.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. If the Corporation sells additional notes, this additional debt could affect the Corporation's ability to make payment on the Notes. A sale of the issuer or of assets of the issuer. The Investor will have no say in a sale of the issuer or assets of the issuer. If there is a sale of the Corporation or the assets of the Corporation, there is no guarantee that the Corporation will have funds to repay or provide a return to the Investors. Transactions with related parties. The Investor should be aware that there will be occasions when the Corporation may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the board of directors of the Corporation will be guided by their good faith judgment as to the Corporation's best interests. The Corporation may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the board of directors. By investing in this offering, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

Creditor	Amount Owed	Interest Rate	Maturity Date	Other Material Information
Dunamis Clean Energy Partners, LLC	$5,361,346.38 as of January 19, 2024.	7% per annum	7 years after Closing of Offering ("Closing Date")	Holder is affiliated company Dunamis Clean Energy, LLC owned and managed by Natalie M. King. Holder will continue to issue the Company Note plus any accrued, but unpaid interest to the Investors in installments, on an as-needed-basis at various amounts and at varying dates until one of the following occurrences: (1) the date the Company garners $20,000,000 in gross revenues ("Solvency

				Date"); (2) the date the Company receives $500,000 in additional equity and/or debt financing ("Additional Financing Date"); or (3) three years from the Issuance Date, whichever is earlier ("Maturity Date") The Company may prepay this Note without penalty charges.

25. What other exempt offerings has the issuer conducted within the past three years?

    None.

Offering Date   Exemption   Security Type Amount Sold   Use of Proceeds

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    1.   any director or officer of the issuer;

2.   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

3.   if the issuer was incorporated or organized within the past three years, any promoter of the issuer;

4.   or (4) any immediate family member of any of the foregoing persons.

·   **No.**

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

·　　**Yes**
·　　No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Investor should read the following discussion and analysis of the Corporation's financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this Form C (Question 8) for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

How did the Corporation generate revenue in 2021, 2022, and 2023?

-   No revenue was generated in 2021,2022, or first three quarters of 2023.

What were the Corporation's expenses in 2021 2022, and 2023?

-   All of the Corporation's expenses concerned working capital and operations, and were generated and paid for by Dunamis Clean Energy Partners, LLC.

What were the Corporation's capital resources in 2021,2022, and 2023 and what were the sources of those resources?

In 2022, Capital was provided by Dunamis Clean Energy Partners, LLC by way of the Company Note (installment loan) and capital contributions. A $25,000 cash deposit was made by Natalie King in 2022 into Dunamis Charge, Inc's account. In 2023, Dunamis Clean Energy, LLC issued $ 1,505,736.47 in the form of an installment note. As of November 2023, the note totals $4,461,867 per the terms of the Company Note.
What accounts for your cash flows in 2021, 2022, or 2023?

The Corporation did not have cash flows for 2020 and 2021. The Corporation did not have revenues for the first three quarters of 2023, but expects revenues for 4th quarter 2023 to amount to about $1,289,000 with a net loss of -38,350.
-

What were the Corporation's financial successes and challenges in 2021 and 2022?

- The Corporation did not have any financial successes or challenges in 2021. In 2022 the Corporation faced financial challenges due to supply chain sourcing and lead time issues in the industry.

Have there been any material changes or trends in the Corporation's financial condition and results of operations since 2022

- Yes. In 2023, the Corporation was awarded an appropriation from the State of Michigan with a minimum of $2,500,000 and maximum of $10,000,000 (pending).

In 2023, there was also an 8 month delay in production due to delays in obtaining recommended manufacturing certifications.

What have the Corporation's financial challenges and successes been since 2021 and 2022?

- Except for the delayed production launch mentioned above, the Corporation did not have financial challenges and successes in 2021 and 2022 because the Corporation was not operational in 2021 and 2022.
-

How will results of operations and cash flows be different in the future?

- The Corporation projected revenues for 1st quarter 2024 is $17,451,000 with a net loss of -$2,475,000. The Company anticipates the production launch in 1st quarter 2024.

How will the proceeds of this offering affect future results of operations and cash flows?

- Proceeds of this offering will be used for marketing and sales, hiring of top tier engineers and c-suite executive management team, inventory and equipment, material procurement and research and development (R&D) for the Corporations second and third generation electric vehicle charger models.

Are there other known, pending or available sources of capital? How will those sources affect future results of operations and cash flows?

The Corporation currently has pending financial institution lending through lines of credit that will assist with operation costs. This line of credit will assist with working capital of the Corporation.

Are the offering proceeds and any additional funding necessary to the viability of the business?

- No.

What is your current available cash and how quickly do you plan on using it?

- The Corporation currently has $3,253 in cash available. The Corporation intends to use $3,253 to pay for necessary operational expenses.

How quickly do you plan on using the offering proceeds?

- The Corporation intends to use the offering proceeds immediately after the first closing of the offering and within the first eighteen (18) months of receipt after the total close of the offering..

What financial successes and challenges do you anticipate in the future?

- As described above, the Corporation anticipates operations and cash flows through electric vehicle (EV) charger production launch in the fourth quarter 2023, with increasing market penetration to result in positive EBITDA in the first 18 months of operations. The Corporation also projects revenues for fourth quarter 2023 to be $1,289,000 with a projected net loss at -38,350.
-
- In addition, the Corporation anticipates financial challenges that will require the Company to raise additional rounds of capital as production demands increase.

Are historical operating results and cash flows representative of what investors can expect in the future? Please explain why or why not.

- No, the Corporation expects to generate more revenues and have steady production in the future as the prior years experienced delays in production, thus halting revenues.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

Aggregate Offering Amount	Financial Information Required	Financial Statements Required
$5,000,000	Financial Statements by Issuer and predecessors	Financial Statements audited by a public accountant and accompanied with a signed accountant's report

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      i.   in connection with the purchase or sale of any security?

  Yes **No**

  ii.   involving the making of any false filing with the Commission?

  Yes **No**

  iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

  Yes **No**

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i.   in connection with the purchase or sale of any security?

Yes **No**

ii.   involving the making of any false filing with the Commission?

Yes **No**

iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

Yes **No**

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i.   at the time of the filing of this offering statement bars the person from:

A.   association with an entity regulated by such commission, authority, agency or officer?

Yes **No**

B.   engaging in the business of securities, insurance or banking?

Yes **No**

C.   engaging in savings association or credit union activities?

Yes **No**

ii.   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

Yes **No**

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i.   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

Yes **No**

ii.   places limitations on the activities, functions or operations of such person?

Yes **No**

iii.   bars such person from being associated with any entity or from participating in the offering of any penny stock?

Yes **No**

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i.   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

  Yes **No**

  ii.   Section 5 of the Securities Act?

  Yes **No**

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

 Yes **No**

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

 Yes **No**

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

 Yes **No**

 If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation

Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

> (1) any other material information presented to investors; and

> (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the Appendices to this Form C as well as the Corporation's web page on the intermediary's website (such page is located at https://riseupcrowdfunding.com for any other material information provided to Investors in this offering.

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
3. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
4. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the issuer liquidates or dissolves its business in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Note Purchase Agreement, Term Sheet, Note, and Articles of Incorporation

Appendix C: Financial Statements

Appendix D: Director & Officer Work History

Appendix E: Supporting Documents

APPENDIX A
Business Description & Plan


DUNAMIS
CHARGE
EV for EVERYONE



WHO WE ARE

- First African-American woman owned and MBE-certified EV charging company
- High-quality, EV charging solutions 'Made in America'
- Focused on Innovation and Sustainability
- Committed to Promoting Diversity and Inclusivity in the EV Industry





Dunamis Charge: A Company of First's

- First African-American woman owned EV charging company

- First EV charging company to pursue urban consumer market

- First EV charging company expected to achieve profitability in record time



Company Highlights

- Spin-Off of Division of Successful 12-year-old Cleantech Company

- Proven, Vertically-Integrated Business Model Lead by Experienced Management Team

- Patent-Pending Vehicle-Agnostic Technology Provides Competitive Advantage

- Strong relationships with OEMs, including Stellantis, Cummins, Toyota, DTE and Apple

- Expects Positive EBITDA by 4Q03 Following Deployments in 4Q03

- Streamlined Operations and Self-Funding Key to Attractive Valuation and Lean Balance Sheet



Corporate Achievements Since Launching 2010





Annual gross revenue is $5.9M with 155 total employees

Patent-Pending EV Charger Manufacturer



Best in-class LED Lighting Manufacturer



Energy Management specific to small, medium & large sized business including nonprofits



LEED®; ENERGY STAR Certification/Partnership; ISO 50001 Certification (to standards)





Experienced Trade Alley with more than 60 utility programs throughout the nation



Additional services include energy audits and modeling, energy-efficient equipment retrofits and energy-related incentive procurement, including utility rebates and 179D tax credit



Endeavor Detroit 2021 Scale-up Initiative Cohort Member Ernst & Young 2021 Entrepreneur of the Year Apple Impact Accelerator Inaugural Cohort Stellantis National Black Supplier Development Cohort Cummins Care Supplier Dev. Program



Graduate, Tuck School of Business at Dartmouth "Building a High Performing Minority Business" Executive Education Program



More than a century of collective team experience designing, installing, and managing renewable energy and energy-efficiency projects



Highest Quality Level 2 Commercial EV Chargers

Level 2 Electric Vehicle Charging Stations

01   Real-time Remote Monitoring and Control

02   Charging network and vehicle agnostic

03   Made in USA by American workers; Extended warranty

04   "Plug & Charge", NFC, Smartphone app and/or QR Code access

05   Vertically Integrated Domestic Supply Chain

Energy Management Services

01   Energy Audits & Modeling / Engineering Analysis / Project Management

02   Renewable Energy / Energy Storage / EVC System Integration & Optimization

03   Energy-Efficiency-Centered Continuous Improvement Program Development (ENERGY STAR. ISO 50001)




DUNAMIS
CHARGE
"EV For Everyone"
LEVEL 2
ELECTRIC VEHICLE CHARGER
COMMERCIAL
Product Key Features (Commercial)
• Real-time Monitor, Control & Analytics
• Integrated Energy Management
• Circuit/Power Sharing & Load balancing
• OCPP 1.6/2.0 or Proprietary Network
• 4.3" Color Touchscreen
• WiFi and Wireless 4G (Secured)
• NFC, QR Code, Smartphone App
• Easy to upgrade configurations
• Renewable/Energy Storage Colocation
• Patent Pending
• 5 Year Warranty*
• Manufactured & Assembled in the USA

EV Chargers and Services for Multiple Application

01 Branding
- White-Label
- Product / Feature development

02 Facilities Implementation
- HQ, Factories,
- Distribution Offices
- Dealer Officers

03 Fleet (Light/Medium Duty)
- Destination Zero
- Run-on-Less Depot Demonstration (NACFE)
- Fleet Management System Integration

04 Smart School Buses
- Blue Bird
- 155kWh systems (8hr charging)



Dunamis Charge:
Beyond EV Charging Products



Powering Operations with 100% Renewable Energy by 2030 and Net Zero Carbon Emissions by 2040

01 **Energy Management - Facilities**
- Energy Audits / Modeling / Analysis
- Energy-Efficiency Measure Recommendations
- Energy Management Program Development

02 **Energy Systems Integration**
- Renewable Energy / Energy Storage Systems
- EV Infrastructure (220V – 480V systems)
- New Power systems (On/off road)

03 **Fleet Management / Integration**
- Duty Cycle / Scheduled Charging
- Fleet Management to EVC software Integration
- Rate Optimization

04 **Community / Environmental Impact**
- Education / Training
- Collaboration, Partnerships, Support
- Workforce/Community Development



Three-Pronged Approach in Jointly Empowering Disadvantaged Communities



01 Collaborative marketing efforts targeting disadvantaged communities

02 Expanding EV charging infrastructure in underserved areas

03 Joint Initiatives to Support Local Businesses and Promote Economic Growth

COMPETITIVE LANDSCAPE



Company Name	Funding to Date	Est. Annual Revenue	Products/ Services	Pricing	Customer Base	Differentiators
DUNAMIS CHARGE	$2.0M	$41M (2023)	Level 2 AC EV Charge Stations; DCFC Charge Stations (2023); EM4EV Services	$600 - $3499; $14,995 - $47,995; $155/hr Contract SOW	Home, Commercial, Fleet	Expert advice/guidance for Early Adopters (1st-time users); Incentive Experts; Patent-Pending technology; Charging Network agnostic
chargepoint	$882M (12 rounds)	$146.6M	Level 2 AC EVC; DCFC Chargers; ChargePoint Network	$699 - $8200; $40,800 - $98,000 (est); $39.99/mo	Home, Commercial, Fleet	Early Market presence; ChargePoint Network
Blink	$227.6M (4 rounds)	$8.5M	Level 2 AC EVC; DCFC Chargers;	$549 - $3499; $20,000 - $75,000 (est)	Commercial	Property Partner agreements
VOLTA	$264M (14 rounds)	$47M (est)	Level 2 AC EVC; DCFC Chargers; Charging Towers	$999 - $5500; $17,000 - $60,000 (est)	Large Retail Sites	Free Charging through advertising

PROGRESS

Self-funded activities for Level 2 charging station development:

R&D, Ground-up design, Prototype builds and UL/ETL & ENERGY STAR certifications



Q1 2023
Gen 2, Level 2 Commercial EV Charging Station "Soft" launch production

Q2 2023
Level 2 Commercial 3rd Party / In-field Testing and Pilot Prog. Planning

Q3 2023
Level 2 Commercial UL/ETL/ES complete / Pedestal Prototype complete

Q3 2023
Level 2 Commercial H-V Production Start / L2 Pilot Program Deployment Start

Q4 2023
Level 2 Residential H-V Production Start / Gen 1 DCFC Program Deployment

Q3 2024
Gen 2 DCFC NEVI U.S. Production Start



Building a Strong and Lasting Partnership

- **Working together to achieve sustainability goals**

- **Creating a more inclusive and diverse EV industry**

- **Demonstrating the power of collaboration and shared values.**





Q & A

PLUG IN WITH
DUNAMIS
CHARGE

1634 E. Grand Blvd.
Detroit, MI 48211
Phone: 248-327-0257
www.dunamischarge.com
nking@dunamischarge.com

APPENDIX B
Note Purchase Agreement
Term Sheet Note
Articles of Incorporation

**CONVERTIBLE PROMISSORY NOTE
PURCHASE AGREEMENT**

This Convertible Note Purchase Agreement (the *"Agreement"*) is made as of the date on the signature page (the *"Effective Date"*) by and between **DUNAMIS CHARGE, INC.,** (the "*Company*"), a Michigan corporation, and the Subscriber on the signature page (*"Purchaser"* or "*Subscriber*").

WHEREAS, the Company is offering for sale a convertible promissory note of the Company substantially in the form attached to this Agreement as **Appendix A** and incorporated by reference herein (the "*Note*"), which is in the principal amount of $5,000,000 (the "*Principal Amount*") and offered pursuant to an offering of Notes (as defined in the Note) under Regulation Crowdfunding (17 CFR 227.100 through 227.503) of Section 4(a)(6) of the U.S. Securities Act of 1933 (15 U.S.C. 77d(a)(6)) "*Securities Act*") and the applicable rules thereunder (the "*Securities Laws*"). The aforementioned offering of guaranteed convertible promissory notes shall hereinafter be referred to as the "*Offering*."

WHEREAS, Subscriber wishes to subscribe for and purchase the Note.

NOW THEREFORE, for the reasons set forth above, and in consideration of the foregoing and of the mutual premises and covenants of the Company and Purchaser contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and Purchaser agree as follows:

1.   **Purchase.**

        1.1   Purchaser hereby irrevocably subscribes for and agrees to purchase the Note, subject to the terms and conditions of this Agreement.

        1.2   In order to purchase the Note, Subscriber must complete and sign this Agreement and the Note and return those documents to the Company along with payment in the amount of the Principal Amount. Subscriber shall electronically sign and complete the Agreement according to the Company's instructions.

        1.3   Payment for the Note shall be received by Enterprise Bank and Trust (the "Escrow Agent") from the Subscriber by payment via credit card, debit card, ACH or wire transfer of immediately available funds or other means approved by the Escrow Agent prior to the offering campaign deadline, in the amount as set forth on the signature page hereto. Subscriber funds will be held in escrow with Enterprise Bank and Trust until the Target Offering Amount of investments is reached. Upon each Closing, the Escrow Agent shall release such funds to the Company.

        1.4   Subscriber's payment in the amount of the Principal Amount, and Subscriber's execution of this Agreement and the Note constitute Subscriber's irrevocable agreement to subscribe for and purchase the Note, and such purchase and subscription shall be complete once the Company accepts Subscriber's payment and executes and delivers this Agreement and the Note.

        1.5   The Company may accept or reject any subscription, in whole or in part. This means that the Company may sell to Subscriber a Note valued lower than what Subscriber subscribes to purchase or may decline to sell a Note to Subscriber at all. If the Company accepts Subscriber's subscription, in whole or in part, this Agreement will constitute an irrevocable commitment by Subscriber to purchase a Note for the accepted subscription amount, and a copy of this Agreement will be executed by the Company and returned to Subscriber.

1.6 In the event that this Subscriber's subscription is rejected in full, or the Offering is terminated, payment made by Subscriber to the Company via the Escrow Agent will be refunded to Subscriber without interest and without deduction, and all of the obligations of the Subscriber hereunder and under the Note shall terminate. To the extent that the subscription is rejected in part, the Company shall refund to Subscriber any payment made by Subscriber to the Company with respect to the rejected portion of the subscription without interest and without deduction, and all of the obligations of Subscriber hereunder and under the Note shall remain in full force and effect except for those obligations with respect to the rejected portion of the subscription, which shall terminate.

1.7 To the extent that the funds are not ultimately received by the Company via Escrow Agent or are subsequently withdrawn by the Subscriber, whether due to an ACH chargeback or otherwise, the Note and this Agreement will be considered terminated.

2. **Representations and Warranties of the Company.** The Company hereby represents and warrants to Purchaser as follows:

2.1 **Authority; Binding Agreement.** All action on the part of the Company, its managers, its officers, its members, and its directors necessary for the authorization, execution, delivery, and performance of this Agreement by the Company and the performance of the Company's obligations hereunder, including the issuance and delivery of the Note, has been taken. This Agreement and the Note, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, and general principles of equity that restrict the availability of equitable remedies, and subject to rights to indemnity and federal and state securities laws.

2.2 **Governmental Consents.** Assuming the accuracy of the representations and warranties of Purchaser contained in **Section 3** hereof, all consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of the Company in connection with the offer, sale, issuance, or valid execution of this Agreement or the Note, or the consummation of any other transaction contemplated hereby has been obtained, except for notices required or permitted to be filed after the date of this Agreement with certain state and federal securities regulatory bodies, which notices will be filed on a timely basis.

3. **Representations, Warranties, and Acknowledgements of Purchaser.** Purchaser represents and warrants to the Company, and acknowledges that the Company is relying on these representations and warranties to, among other things, ensure that it is complying with all of the applicable securities laws, that:

3.1 Purchaser has the requisite knowledge and experience to assess the relative merits and risks of this investment, or has relied upon the advice of Purchaser's professional advisors, who have such knowledge and experience. Purchaser represents and warrants that they are aware of the degree of risk associated with the purchase of the Note and the Equity Securities upon conversion of the Note (collectively, the "***Securities***") and have determined that the purchase of the Securities is a suitable investment.

3.2 Purchaser is fully aware and understands that at any time the Company may operate at a loss rather than a profit, and may do so for an unforeseeable amount of time.

3.3 Purchaser hereby acknowledges and certifies that Purchaser received and read the offering disclosures and all exhibits thereto of the Company filed with the Securities and Exchange Commission in connection with the Offering (the "***Form C***"), and Purchaser is familiar with the information in the Form C.

3.4 Purchaser hereby confirms that Purchaser has reviewed or had the opportunity to review the financial statements and other financial information related to the investment within the Company.

3.5 If Subscriber is not an accredited investor, Subscriber understands that they may invest no more than ten percent (10%) of their annual income or net worth, whichever is greater. There are no limitations on what accredited investors may invest.

3.6 If Subscriber has checked the box next to "Accredited Investor" on Subscriber's signature page or on the regulated crowdfunding portal, Subscriber represents and warrants that Subscriber is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, and Subscriber must verify this status through the Portal.

3.7 Subscriber has had an opportunity to ask questions of the Company and to receive answers concerning the terms of the investment, as well as about the Company and its business generally, and to obtain any additional information that Company possesses or can acquire without unreasonable effort or expense, that is necessary to verify the accuracy of the information provided by the Company in connection with the Offering. Further, all such questions have been answered to the full satisfaction of the Subscriber.

3.8 Subscriber understands that no state or federal authority in the United States or authority outside the United States has scrutinized this Agreement or the Securities, has made any finding or determination relating to the fairness of an investment in the Securities, or has recommended or endorsed the Securities.

3.9 Subscriber is subscribing for and purchasing the Note without being furnished any offering materials, other than the Form C, this Agreement, and the Note, and such other related documents, agreements or instruments as may be attached to the foregoing documents as exhibits or supplements thereto, or as Subscriber has otherwise requested from the Company in writing, and without receiving any representations or warranties from the Company or its agents and representatives other than the representations and warranties contained in said documents, and is making this investment decision solely in reliance upon the information contained in said documents and upon any independent investigation made by Subscriber or Subscriber's advisors.

3.10 Subscriber acknowledges that Securities are being and will be acquired solely for Subscriber's own account, for investment purposes, and not for the account of others. Subscriber represents that Subscriber is not a party to, and does not presently intend to enter into, any contract or arrangement with any other person or entity involving the resale, transfer, grant of participation with respect to or other distribution of the Securities.

3.11   Subscriber understands that nothing in this Agreement or any other materials presented to Subscriber in connection with the purchase and sale of the Securities constitutes legal, tax, or investment advice. The Company has suggested that Subscriber consults with such legal, tax, and investment advisors as Subscriber, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Securities.

3.12   Both the Company and Subscriber represent that neither it nor any of its officers, directors, managers, partners, employees, representatives, or agents, either is, or will be obligated for any finder's or broker's fee or commission in connection with this transaction. Subscriber agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finders' or broker's fee (and any asserted liability as a result of the performance of services of any such finder or broker) for which Subscriber or any of its officers, directors, managers, partners, employees, agents, or representatives may be responsible.

3.13   Subscriber represents that all information provided by Subscriber to the Company in connection with the purchase of the Securities is true, correct, and complete as of the date set forth hereof, and if there should be any change in such information, Subscriber shall immediately provide the Company with such information.

3.14   Subscriber has read and fully understands the terms, conditions and effect of the investment and all other documents in connection therewith.

3.15   Subscriber represents and warrants to, and covenants with, the Company that (i) Subscriber has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of Subscriber enforceable against Subscriber in accordance with its terms, except as enforceability may be limited by applicable law.

3.16   Subscriber acknowledges and understands that the Note is being offered pursuant to the Securities Laws, that the Securities have not been registered under the Securities Act, and that federal and state securities laws and regulations place restrictions on the transfer of the Note. Subscriber shall not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or take a pledge of) any part of the Securities except in compliance with this Agreement, the Securities, any applicable state and federal securities laws, and the respective rules and regulations promulgated thereunder.

3.17   Subscriber understands that the Company is not currently a reporting issuer in the United States, and there is no assurance that it will ever be a reporting issuer in the United States. As a result, the restrictions on resale of the Securities may be indefinite for Subscriber. As there is no market for the Securities, it may be difficult or even impossible for Subscriber to resell them. If Subscriber does resell, it is Subscriber's responsibility that the sale complies with applicable securities laws.

3.18   Subscriber is able to bear the economic risk of an investment in the Securities and, without limiting the generality of the foregoing, is able to hold the Securities for an indefinite period of time. The Subscriber has adequate means to provide for the Subscriber's current needs and personal contingencies and has a sufficient net worth to sustain the loss of the Subscriber's entire investment.

3.19   Subscriber understands that any forecasts or predictions as to the Company's performance are based on estimates, assumptions and forecasts that the Company believes to be reasonable but that may prove to be materially incorrect, and no assurance is given that actual results will correspond with the results contemplated by the various forecasts.

3.20   Subscriber hereby agrees to indemnify and hold harmless the Company and any of its officers, directors, shareholders, employees, agents or affiliates (collectively the "***Indemnified Parties***" and individually an "***Indemnified Party***") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against losses, liabilities and expenses of each Indemnified Party (including attorneys' fees, judgments, fines and amounts paid in settlement, payable as incurred) incurred by such person or entity in connection with such action, arbitration, suit or proceeding, by reason of or arising from (i) any misrepresentation or misstatement of facts or omission to represent or state facts made by Subscriber, including, without limitation, the information in this Agreement, or (ii) litigation or other proceeding brought by Subscriber against one or more Indemnified Party in which the Indemnified Party is the prevailing party.

3.21   Subscriber understands that once Subscriber has executed the Agreement and submitted funds, such subscription may be revoked up until forty-eight (48) hours prior to the close of the Offering in accordance with Securities Laws.

3.22   SUBSCRIBER IS AWARE THAT AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT, AND SUBSCRIBER HAS CAREFULLY READ AND CONSIDERED THE RISK FACTORS AND ALL MATTERS SPECIFIED IN THE FORM 1-A AND EXHIBITS OR APPENDICES THERETO IN DETERMINING WHETHER OR NOT TO INVEST IN THE COMPANY AS SPECIFIED HEREIN. SUBSCRIBER UNDERSTANDS THAT THE AFOREMENTIONED RISK FACTORS ARE NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING.

3.23   Under penalties of perjury, Subscriber certifies that: (1) the taxpayer ID number or social security number shown above is the correct taxpayer identification number issued to Subscriber; and (2) Subscriber is not subject to backup withholding because: (a) Subscriber is exempt from backup withholding, or (b) Subscriber has not been notified by the Internal Revenue Service (IRS) that Subscriber is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified Subscriber that it is no longer subject to backup withholding; and (3) Subscriber is a U.S. citizen or other U.S. person.

3.24   Without in any way limiting the representations set forth above, Purchaser further agrees not to make any disposition of all or any portion of the Securities unless and until:

(a)   There is then in effect a Registration Statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

(b)   Purchaser shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, Purchaser shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Securities Act or any applicable state securities laws.

3.25 The Company's intent is to comply with all applicable federal, state and local laws designed to combat money laundering and similar illegal activities, including the provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "***PATRIOT Act***"). The Subscriber agrees that, if at any time it is discovered that the Company has been or may be found to have violated the PATRIOT Act or any other anti-money laundering laws or regulations as a result of the purchase of the Securities or receipt of the purchase price of the Securities, or if otherwise required by applicable laws or regulations, the Company may undertake appropriate actions, and Subscriber agrees to cooperate with such actions to ensure compliance with such laws or regulations. Subscriber agrees to provide any and all documentation requested by the Company to ensure compliance with the PATRIOT Act or other laws or regulations.

3.26 If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that Subscriber has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription for and purchase of and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of Subscriber's jurisdiction.

4. **Miscellaneous.**

4.1 **Successors and Assigns.** The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. The words "Company," "Purchaser," and "Subscriber," whenever used herein shall be deemed and construed to include such respective successors and assigns. Nothing in this Agreement or the Note, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement or the Note, except as expressly provided herein.

4.2 **Governing Law.** The Note shall be governed by and construed under the laws of the State of Michigan, without giving effect to conflicts of laws principles.

4.3 **Counterparts.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.4 **Titles and Subtitles.** The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.5 **Notice.** Any notice or demand which either party may or must give to the other under this Agreement or the Note shall be made in writing and delivered to the addresses below, or to such other addresses which each party may later designate in writing to the other party. Notice shall be deemed to have been duly given when (a) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed, or (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

If to the Company:

Natalie King, President & CEO
Dunamis Charge, INC
19785 W. 12 Mile Rd., Ste. 345
Southfield, MI 48076

If to Purchaser:

Address on
Signature Page

4.6   Severability. In the event that any provision of this Agreement or the Note becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, the Agreement and the Note shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of the Agreement or the Note to any party.

4.7   Entire Agreement. This Agreement and the Note constitute the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase of the Note by Purchaser from the Company and supersede all prior and contemporaneous understandings or agreements of the parties.

4.8   Amendment. The terms of this Agreement may be amended, modified or waived with the written consent of the Company and the holders of more than fifty percent (50%) of the aggregate principal balance of all of the Notes; provided however, that no such amendment, waiver or modification shall: (i) reduce the principal amount of any Note without the affected holder's written consent, or (ii) reduce the rate of interest of any Note without the affected holder's written consent. Any amendment or waiver effected in accordance with this paragraph shall be binding upon all of the parties hereto.

4.9   Tax Withholding. Purchaser hereby authorizes the Company to make any withholding required by law. Purchaser agrees to provide to the Company a Form W-9 or comparable form.

4.10   Further Assurances. Each party hereby covenants and agrees, without the necessity of any further consideration, to execute and deliver any and all such further documents and take any and all such other actions as may be necessary or appropriate to carry out the intent and purposes of this Agreement and the Note and to consummate the transactions contemplated herein.

4.11   Assignment. This Agreement may be assigned by the Company to any successor entity of the Company. In the case of such an assignment, the successor entity shall assume all obligations under this Agreement and shall notify Purchaser promptly of such assignment.

4.12   Defined Terms. Any capitalized terms used herein, but not defined herein, will have the meanings ascribed to them in the Note.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

Dunamis Charge, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of Dunamis Charge, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Convertible Notes**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:	If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of
Dunamis Charge, Inc.
By:
Authorized Signing Officer

EXHIBIT A

CONVERTIBLE PROMISSORY NOTE

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF (THE "SECURITIES") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

CONVERTIBLE PROMISSORY NOTE

Principal Amount: $5,000,000

Date: _____

For value received, **DUNAMIS CHARGE, INC.**, a Michigan corporation (the "***Company),*** promises to pay to or its successors or assigns (***"Holder"***) the principal sum of **dollars ($5,000,000)**, or such lesser amount as shall then equal the outstanding principal balance hereunder, together with simple interest on the unpaid principal balance at the Interest Rate described below. Interest shall commence 24 months after the Closing of the Offering and shall continue on the outstanding principal until paid in full or converted as provided herein. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed.

1. Certain Definitions.

   a. ***"Closing"*** means the completion or termination of the Offering as such terms are defined in 17 CFR 230.152(d)(1).

   b. "***Conversion Price***" means the (i) the IPO Conversion Price; (ii) Standard Conversion Price; or (iii) Discounted Conversion Price, as defined herein.

   c. ***"Current Valuation"*** means the current monetary value of the Company as determined through a comparable company analysis.

d. **"*Maturity Date*"** means the sooner of (a) the date on which all outstanding principal and unpaid interest is due and payable upon an Event of Default or (b) the seventh anniversary of the Closing.

e. **"*M&A Transaction*"** means (i) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (in respect of securities of the Company held by them prior to such transaction) or (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

f. **"*Interest Accrual Start Date*"** means the date that is 24 months after the Closing.

g. "**Interest Rate**" means 10% per annum.

h. "**Investors**" means holders of all the Notes.

i. "**Investor**" means a holder of a Note.

j. **"*IPO*"** means initial public offering.

k. **"*IPO Securities*"** means equity securities issued public offering in which shares of a company are sold to institutional investors[1] and usually also to retail (individual) investors.[2] An IPO is typically underwritten by one or more investment banks, who also arrange for the shares to be listed on one or more stock exchanges.

l. "**Valuation Cap**" means $ 50,000,000.

Any capitalized terms used herein, but not defined herein, will have the meanings ascribed to them in the Agreement.

2.   This note (**"*the Note*"** or "*this Note*") is issued pursuant to the terms of that certain Convertible Promissory Note Purchase Agreement (the **"*Agreement*"**), dated as of, by and between the Company and Holder, pursuant to a securities offering under Regulation Crowdfunding (17 CFR 230.551) of the Securities Act and the applicable rules thereunder (the "***Financing***"). All notes issued pursuant to convertible note purchase agreements in substantially the same form as the Agreement and entered into as part of the Financing shall be referred to herein and, in the Agreement, as "***Notes***," "***the Notes***," or "***any Notes***" and each, "***a Note***," "***any Notes***" or "***such Notes***." This Note incorporates by reference all the terms of the Agreement.

3.   <u>Payments.</u>

a. Simple interest on the principal amount of each Note will begin to accrue on the Interest

Accrual Start Date.

b. Interest will continue to accrue until the Maturity Date. The Company will make its first interest payment by March 31 of the first calendar year that follows the Interest Accrual Start Date. Thereafter, interest payments shall continue to be due quarterly: 0n March 31, June 30, September 30, and December 3 of each calendar year. The entire outstanding principal balance of the Note, together with all accrued and unpaid interest, shall be due and payable in full at the Maturity Date unless earlier converted into equity securities.

c. All payments of interest and principal shall be in lawful money of the United States of America and shall be made to Holder. All payments shall be applied first to accrued interest, and thereafter to the principal.

d. The Notes will rank equally without preference or priority of any kind over one another, and all payments on account of principal and interest with respect to any of the Notes will be applied ratably and proportionately on all outstanding Notes on the basis of the original principal amount of outstanding Notes.

3.   Prepayment. The Company has the right to prepay the principal and any accrued interest at any time during the term of the Note without penalty.

4.   Optional Conversion.

a. **IPO Conversion.** If the Company conducts an IPO of equity securities ("IPO Securities") before the Maturity Date, Investors shall have the option to convert either or both of the unpaid principal and accrued interest under the Notes into IPO Securities at a conversion price equal to the lower of (i) 80 percent (80%) of the price per share agreed to in the IPO or (ii) the quotient obtained by dividing (A) the Valuation Cap by (B) the number of common shares of the Company that are outstanding immediately prior to the IPO (the **"IPO Conversion Price"**).

The total number of IPO Securities that a holder of a Note shall be entitled to receive upon conversion of such Note shall be determined by dividing (x) the principal and interest outstanding under the Note by (y) the IPO Conversion Price.

b. **M&A Transaction Conversion.** In the event of an M&A Transaction before the Maturity Date, the Company shall have the option to convert, immediately before the closing of the M&A Transaction, either or both of the unpaid principal and accrued interest under all of the Notes into any class of the Company's equity securities. The conversion price shall be equal to the quotient obtained by dividing (A) the Current Valuation by (B) the number of common shares of the Company that are then outstanding (the "**Standard Conversion Price**"). The total number of equity securities that a holder of a Note shall be entitled to receive upon conversion of such Note shall be determined by dividing (x) the principal and interest outstanding under the Note by (y) the Standard Conversion Price.

Any amounts that the Company or its successor chooses not to convert into equity securities shall be due and payable immediately before the closing of the M&A Transaction.

c. **Conversion upon Change in Valuation.** If there is a change in the valuation of the Company, the Company shall have the option to convert either or both of the unpaid principal and accrued interest at a conversion price equal to the Standard Conversion Price. The total number of equity securities that a holder of a Note shall be entitled to receive upon conversion of such Note shall be determined by dividing (x) the principal and interest outstanding under the Note by (y) the Standard Conversion Price.

d. **Conversion for any other reason before Maturity Date.** The Company shall have the option, at any time and for any reason before the Maturity Date, to convert either or both of the unpaid principal and accrued interests under the Notes into any class of the Company's equity securities, provided that the conversion price shall be equal to 10% of the Standard Conversion Price **("Discounted Conversion Price")**. The total number of equity securities that a holder of a Note shall be entitled to receive upon conversion of such Note shall be determined by dividing (x) the principal and interest outstanding under the Note by (y) 10% of the Standard Conversion Price.

5.   <u>Events of Default</u>. The entire balance under the Notes shall become due and payable upon the occurrence of any of the following (each, an "***Event of Default***"):

a. The Company becomes a debtor or alleged debtor in a case under the U.S. Bankruptcy Code or becomes the subject of any other bankruptcy or similar proceeding for the general adjustment of its debts or for its liquidation; or

b. The Company breaches any of its material obligations under the Notes or any other financing documents and does not cure such breach within ninety (90) days after written notice thereof to the Company.

6.   <u>Subordination</u>. The Note will be subordinated in rights of payment to all indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions and/or other institutions regularly engaged in the business of lending money.

7.   <u>Security</u>. This Note is unsecured.

8.   <u>Restrictions on Transfer.</u> The Note may not be offered, sold, or otherwise transferred, pledged or hypothecated except as permitted by Rule 501 of Regulation Crowdfunding (Rule 501) and applicable State laws.

Rule 501 provides that the Note may not be transferred for one year after the date of issuance (with limited exceptions).

Further, the Investor may not transfer the note without the Company's written consent, even if such transfer is permitted by State and federal law.

9.   <u>Right of First Refusal.</u> The Company shall have a right of first refusal ("***ROFR***") to purchase any Note that any Investor proposes to sell, transfer, gift, pledge, assign, distribute, encumber or otherwise dispose of to a third party, except for transfers which

are part of an inheritance. The Company's ROFR may be assignable by the Company to any other Investor.

10. Miscellaneous.

a. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

b. This Note shall be governed by and construed under the laws of Michigan, without giving effect to conflicts of laws principles.

c. The terms of the Notes may be amended, modified or waived with the written consent of the Company and the holders of more than fifty percent (50%) of the aggregate principal balance of all of the Notes; provided, however, that no such amendment, waiver or modification shall: (i) reduce the principal amount of any Note without the affected holder's written consent, or (ii) reduce the rate of interest of any Note without the affected holder's written consent. Any amendment or waiver effected in accordance with this paragraph shall be binding upon all of the parties hereto.

d. The Company may assign its obligations under the Note to any successor entity of the Company. The Company shall notify Holder promptly of such assignment.

e. This Note is not effective until the Company has accepted from Holder an amount equal to the principal amount of this Note.

[Signature page follows.]

IN WITNESS WHEREOF, the Company has caused this **CONVERTIBLE PROMISSORY NOTE** to be duly executed as of ___, _____.

By:

Name: Natalie King
Title: President & CEO

By: _____

Purchaser:

CONVERTIBLE NOTE OFFERING
UNDER REGULATION CROWDFUNDING
(THE "OFFERING")

SUMMARY OF TERMS

The intent of this term sheet ("***Term Sheet***") is to describe certain key terms of an investment in Dunamis Charge, Inc., a Michigan corporation (the "***Company***"), pursuant to a potential offering under Regulation Crowdfunding under the Securities Act of 1933, as amended (the "***Offering***")

Right now the Company is only gauging interest in a potential Regulation Crowdfunding offering. No money or other consideration is being solicited, and, if sent in response, will not be accepted. No offer to invest can be accepted and no part of an investment can be received until the Form C is filed and then only through a Regulation Crowdfunding platform. A person's indication of interest involves no obligation or commitment of any kind.

This Term Sheet is a summary only and does not constitute a legally binding agreement or a commitment to invest. There is no obligation on the part of any party until the definitive documents are signed by all parties. This summary of terms does not constitute either an offer to sell or an offer to purchase securities.

Type of Security:	Convertible promissory notes (the "***Notes***," each, a "***Note***")
Total Offering Amount:	$5,000,000
Purchase Price:	Face value
Minimum Investment Amount:	$500
Minimum Offering Amount:	$10,000
Interest Rate:	10% per annum.
Payment Schedule:	Simple interest on the principal amount of each Note will begin to accrue on the Interest Accrual Start Date. "***Interest Accrual Start Date***" means the date that is 24 months after the Closing. "***Closing***" means the "completion" or "termination" of the Offering as such terms are defined in 17 CFR 230.152(d)(1). Interest will continue to accrue until the Maturity Date. The Company will make its first interest payment by March 31 of the first calendar year that follows the Interest Accrual Start Date. Thereafter, interest payments shall continue to be due quarterly: on

March 31, June 30, September 30 and December 3 of each calendar year. The entire outstanding principal balance of the Note, together with all accrued and unpaid interest, shall be due and payable in full at the Maturity Date unless earlier converted into equity securities.

Maturity Date: The sooner of (i) the date on which all outstanding principal and unpaid interest is due and payable upon an Event of Default or (ii) the seventh anniversary of the Closing.

Prepayment: The Company has the right to prepay the principal and any accrued interest at any time during the term of the Note without penalty.

Optional Conversion: If the Company conducts an initial public offering ("*IPO*") of equity securities (the "*IPO Securities*") before the Maturity Date, investors shall have the option to convert either or both of the unpaid principal and accrued interest under the Notes into IPO Securities at a conversion price equal to the lower of (i) 80% of the price per share agreed to in the IPO or (ii) the quotient obtained by dividing (A) the Valuation Cap by (B) the number of common shares of the Company that are outstanding immediately prior to the IPO (the "*IPO Conversion Price*"). The total number of IPO Securities that a holder of a Note shall be entitled to receive upon conversion of such Note shall be determined by dividing (x) the principal and interest outstanding under the Note by (y) the IPO Conversion Price.

The "*Valuation Cap*" shall be $50,000,000.

In the event of an M&A Transaction before the Maturity Date, the Company shall have the option to convert, immediately before the closing of the M&A Transaction, either or both of the unpaid principal and accrued interest under all of the Notes into any class of the Company's equity securities. The conversion price shall be equal to the quotient obtained by dividing (A) the Current Valuation by (B) the number of common shares of the Company that are then outstanding (the "*Standard Conversion Price*"). The total number of equity securities that a holder of a Note or Notes shall be entitled to receive upon conversion of such Note or Notes shall be determined by dividing (x) the principal and interest outstanding under the Note or Notes by (y) the Standard Conversion Price.

Any amounts that the Company or its successor chooses not to convert into equity securities shall be due and payable immediately before the closing of the M&A Transaction.

"*Current Valuation*" means the current monetary value of the Company as determined through a comparable company analysis.

"*M&A Transaction*" means (i) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (in respect of securities of the Company held by them prior to such transaction) or (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

If there is a change in the valuation of the Company, the Company shall have the option to convert either or both of the unpaid principal and accrued interest at a conversion price equal to the Standard Conversion Price. The total number of equity securities that a holder of a Note shall be entitled to receive upon conversion of such Note shall be determined by dividing (x) the principal and interest outstanding under the Note by (y) the Standard Conversion Price.

The Company shall have the option, at any time and for any reason before the Maturity Date, to convert either or both of the unpaid principal and accrued interest under the Notes into any class of the Company's equity securities, provided that the conversion price shall be equal to 10% of the Standard Conversion Price **("Discounted Conversion Price").** The total number of equity securities that a holder of a Note shall be entitled to receive upon conversion of such Note shall be determined by dividing (x) the principal and interest outstanding under the Note by (y) 10% of the Standard Conversion Price.

Security:	The Note will be unsecured.
Subordination:	The Note will be subordinated in right of payment to all indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.
Events of Default:	The entire balance under the Notes shall become due and payable upon the occurrence of any of the following (each, an "*Event of Default*"): (a) the Company becomes a debtor or alleged debtor in a case under the U.S. Bankruptcy Code or becomes the subject of any other bankruptcy or similar proceeding for the general adjustment of its debts or for its liquidation; or (b) the Company breaches any of its material obligations under the Notes or any other financing document and does not cure such breach within ninety (90) days after written notice thereof to the Company.

Restrictions on Transfer: The Note may not be offered, sold, or otherwise transferred, pledged or hypothecated except as permitted by Rule 501 of Regulation Crowdfunding ("***Rule 501***") and applicable State laws.

Rule 501 provides that the Note may not be transferred for one year after the date of issuance (with limited exceptions).

Further, the investor may not transfer the Note without the Company's written consent, even if such transfer is permitted by State and federal law.

Right of First Refusal: The Company shall have a right of first refusal ("***ROFR***") to purchase any Note that any investor proposes to sell, transfer, gift, pledge, assign, distribute, encumber or otherwise dispose of to a third party, except for transfers which are part of an inheritance. The Company's ROFR may be assignable by the Company to any other investor in the Offering.

Amendment: The terms of the Notes may be amended, modified or waived with the written consent of the Company and the holders of more than fifty percent (50%) of the aggregate principal balance of all of the Notes; provided however, that no such amendment, waiver or modification shall: (i) reduce the principal amount of any Note without the affected holder's written consent, or (ii) reduce the rate of interest of any Note without the affected holder's written consent. Any amendment or waiver effected in accordance with this paragraph shall be binding upon all of the parties hereto.

CSCL/CD-510 (Rev. 09/21)

02

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS
CORPORATIONS, SECURITIES & COMMERCIAL LICENSING BUREAU

Date Received	AC1 (FOR BUREAU USE ONLY) ADJUSTED TO AGREE WITH BUREAU RECORDS
	This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

Tran Info: 4125391400-1
Chk # 1464 $200
Tran Info: 125391400-2
Chk # 1464 $10

Name		
Elizabeth L. Carter ESQ., LLC		
Address		
12222 South Harvard Avenue		
City	State	ZIP Code
Chicago	IL	60628

EFFECTIVE DATE:

FILED
APR 17 2023
ADMINISTRATOR
CORPORATIONS DIVISION

Document will be returned to the name and address you enter above.
If left blank, document will be returned to the registered office.

RESTATED ARTICLES OF INCORPORATION
For use by Domestic Profit Corporations
(Please read information and instructions on the last page)

Pursuant to the provisions of Act 284, Public Acts of 1972, the undersigned execute the following Articles:

1. The present name of the corporation is:
Dunamis Charge, INC.

2. The identification number assigned by the Bureau is: 802432383

3. The former name(s) of the corporation are:

4. The date of filing the original Articles of Incorporation was: March 26, 2020

The following Restated Articles of Incorporation supersede the Articles of Incorporation as amended and shall be the Articles of Incorporation for the corporation:

ARTICLE I

The name of the corporation is:

Dunamis Charge, INC

ARTICLE II

The purpose or purposes for which the corporation is formed are:

engaging in any activity within the purposes for which corporations may be formed under the Business Corporations Act.

AM

ARTICLE III

The total authorized shares:

1. Common Shares _____2,000,000_____ Preferred Shares _____

A statement of all or any of the relative rights, preferences and limitations of the shares of each class is as follows:

The board of directors may, by action at a board meeting or by a resolution of the board, issue Common Stock at any amount, price, general formula or method by which the price will be determined, and designate any different series or classes of shares of Common Stock with such terms, conditions, rights, preferences, and features of shares of Common Stock as shall be determined and designated by the board.

ARTICLE IV

1. The name of the resident agent: Natalie M. King _____

2. The street address of the registered office is:

19785 W. 12 MILE RD #345	Southfield	, Michigan	48076
(Street Address)	(City)		(Zip Code)

3. The mailing address of the registered office, if different than above:

_____	_____	, Michigan	_____
(Street Address or P.O. Box)	(City)		(Zip Code)

~~ARTICLE V (Optional. Delete if not applicable)~~

~~When a compromise or arrangement or a plan of reorganization of this corporation is proposed between the corporation and its creditors or any class of them or between this corporation and its shareholders or any class of them, a court of equity jurisdiction within the state, on application of this corporation or of a creditor or share holder thereof, or an application of a receiver appointed for the corporation, may order a meeting of the creditors or class of creditors or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or reorganization, to be summoned in such manner as the court directs. If a majority in number representing 3/4 in value of the creditors or class of creditors, or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or a reorganization, agree to a compromise or arrangement or a reorganization of this corporation as a consequence of the compromise or arrangement, the compromise or arrangement and the reorganization, if sanctioned by the court to which the application has been made, shall be binding on all the creditors or class of creditors, or on all of the shareholders or class of shareholders and also on this corporation.~~

ARTICLE V

Any action required or permitted under the Act to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares that have at least the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. A written consent shall bear the date of signature of the shareholder that signs the consent. Written consents are not effective to take corporate action unless within 60 days after the record date for determining shareholders entitled to express consent to or to dissent from a proposal without a meeting, written consents dated not more than 10 days before the record date and signed by a sufficient number of shareholders to take the action are delivered to the corporation. Delivery shall be to the corporation's registered office, its principal place of business, or an officer or agent of the corporation that has custody of the minutes of the proceedings of its shareholders. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to shareholders that would have been entitled to notice of the shareholder meeting if the action had been taken at a meeting and that have not consented to the action in writing. ~~An electronic transmission consenting to an action must comply with Section 407(3).~~

ARTICLE VII (Additional provision, if any, may be inserted here; attach additional pages if needed).

5. COMPLETE SECTION (a) IF THE RESTATED ARTICLES WERE ADOPTED BY THE UNANIMOUS CONSENT OF THE INCORPORATOR(S) BEFORE THE FIRST MEETING OF THE BOARD OF DIRECTORS, OTHERWISE, COMPLETE SECTION (b). **DO NOT COMPLETE BOTH.**

a. ☐ These Restated Articles of Incorporation were duly adopted on the _____ day

of _____, _____2023_____, in accordance with the provisions of

Section 642 of the Act by the unanimous consent of the incorporator(s) before the first meeting of the Board of Directors.

Signed this _____ day of _____, _____

_____   _____

_____   _____

(Signatures of Incorporators; Type or Print Name Under Each Signature)

b. ✔ ☐ These Restated Articles of Incorporation were duly adopted on the _____13_____ day of

_____February_____, ____2023____, in accordance with the provisions of

Section 642 of the Act: (check one of the following)

☐ by the Board of Directors without a vote of the shareholders. These Restated Articles of Incorporation only restate and integrate and do not further amend the provisions of the Articles of Incorporation as heretofore amended and there is no material discrepancy between those provisions and the provisions of these Restated Articles.

☐ by the shareholders at a meeting in accordance with section 611(3) of the Act.

☐ were duly adopted by the written consent of the shareholders that have at least the minimum number of votes required by statute in accordance with Section 407(1) of the Act. Written notice to shareholders that have not consented in writing has been given. (Note: Written consent by less than all of the shareholders is permitted only if such provision appears in the Articles of Incorporation.)

☑ were duly adopted by the written consent of the shareholders entitled to vote in accordance with section 407(2) of the Act.

☐ by the Board of Directors of a profit corporation pursuant to Section 611(2) of the Act.

Signed this_____7_____ day of _____April_____, ____2023____

By_Natalie M. King_____
                                (Signature of an authorized officer or agent)

Natalie M. King_____
                                (Type or Print Name)

APPENDIX C
Financial Statements



Dunamis Charge, Inc

Financial Statements

For the years ended 2021 and 2022

Dunamis Charge, Inc

Financial Statements

For the years ended 2021 and 2022



INDEX TO AUDITED FINANCIAL STATEMENTS



July 10, 2023

INDEPENDENT AUDITORS' REPORT

Board of Directors and Members of

Dunamis Charge, Inc.

19785 W. 12 Mile Rd.

345, Southfield, MI 48076

REPORT ON FINANCIAL STATEMENTS

I have audited the accompanying balance sheet of Dunamis Charge, Inc. as of December 31, 2021 and 2022 and the related statements of operations, changes in owner's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, I express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements is also executed.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dunamis Charge, Inc. as of December 31, 2021 and 2022 and the results of operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

EMPHASIS OF MATTER

The accompanying financial statements have been prepared assuming that the company will continue as going concern. As discussed in note 2, the Company has incurred cumulative net losses of $ (1,069,250) and negative cash flow from operations since incorporation. This raises substantial doubt about the company's ability to continue operations. Management's plan is also explained in note 2. Our opinion is not modified with respect to this matter.

Certified Public Accountant, NH 08224

CF Audits LLC

159 Main St. STE 100

Nashua NH 03060

603-607-7600

cpa@cfaudits.com

Dunamis Charge, Inc

Balance Sheet Statement

As of December 31, 2021 & 2022

	2021	2022
ASSETS		
Current Assets		
Bank Balance	-	25,899
Total Current Assets	**-**	**25,899**
Non-Current Asset		
Machinery & Equipment	-	41,000
Leasehold Improvements	-	481,142
Total Non-Current Assets	**-**	**522,142**
TOTAL ASSETS	**-**	**548,041**
LIABILITIES AND EQUITY		
Liabilities		
Promissory Notes	-	1,592,142
Total Liabilities	**-**	**1,592,142**
Equity		
Common Stock – *60,000 issued and outstanding (no par value)*	-	-
Additional Paid in Capital	-	25,149
Retained Earnings	-	(1,069,250)
Total Equity	**-**	**(1,044,101)**
TOTAL LIABILITIES AND EQUITY	**-**	**548,041**

Dunamis Charge, Inc

Income Statement

As of December 31, 2021 & 2022

	2021	**2022**
Revenues		
TOTAL REVENUES	**-**	**-**
Operating Expenses		
Engineering Expenses	-	336,029
Professional Fees	-	324,163
Legal Fees	-	90,153
IT & Software Expenses	-	85,894
Travel Expenses	-	77,544
Rent & Lease Expenses	-	71,575
Advertising & Marketing Expenses	-	60,349
General and Administrative Expenses	-	23,543
Total Operating Expenses	**-**	**1,069,250**
NET INCOME (LOSS)	**-**	**(1,069,250)**

Dunamis Charge, Inc

Statement of Changes in Equity

As of December 31, 2021 & 2022

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balance - January 1, 2021	-	-	-	-
Capital Contributions During 2021	-	-	-	-
Net Income (Loss) - December 31, 2021	-	-	-	-
Balance - December 31, 2021	**-**	**-**	**-**	**-**
Capital Contributions During 2022	-	25,149	-	25,149
Net Income (Loss) - December 31, 2022		-	(1,069,250)	(1,044,101)
Balance - December 31, 2022	**-**	**25,149**	**(1,069,250)**	**(1,044,101)**

Dunamis Charge, Inc

Statement of Cash Flows

As of December 31, 2021 & 2022

	2021	2022
Cash Flows from Operating Activities		
Net Income (Loss)	-	(1,069,250)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net Cash Used in Operating Activities	**-**	**(1,069,250)**
Cash Flows from Investing Activities		
Purchases of new assets	-	(522,142)
Net Cash Flows from Investing Activities	**-**	**(522,142)**
Cash Provided by Financing Activities		
Promissory Note	-	1,592,142
Net Contributions	-	25,149
Net Cash Provided by Financing Activities	**-**	**1,617,291**
Net Change in Cash	**-**	**25,899**
Cash and Cash Equivalents - Beginning of Year	-	-
Cash and Cash Equivalents - End of Year	**-**	**25,899**

The accompanying notes are an integral part of these financial statements

Dunamis Charge, Inc

Notes to the Financial Statements

As of December 31, 2021 & 2022

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Dunamis Charge, Inc. was incorporated in Michigan on March 26th, 2020 with a mission to make high-quality, affordable EV charging solutions accessible everywhere.

Dunamis Charge takes great pride in empowering individuals and enhancing their mobility, with a strong emphasis on energy cost savings for our customers across various sectors. We are committed to making best-in-class, cost-effective EV charging solutions available while benefiting our planet.

Dunamis Charge aims to transform lives with world-class, dependable EV charging technology. We are dedicated to revolutionizing how people access energy. Our goal is to create a world where going electric is easy and accessible for everyone, whenever and wherever it's needed.

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The Company has earned no revenues from its primary operations since incorporation. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). One of the disclosures required by SFAS 7 is that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, members equity, and cash flows disclose activity since the date of the Company's inception.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Going Concern

The company is a start-up and funding its operational expenses from financing activities. The Company has incurred cumulative net losses of $(1,069,250) and negative cash flow from operations since incorporation.

Management's plans include raising additional equity financing. There can be no assurance that the Company will be successful in obtaining sufficient equity financing on acceptable terms, if at all. However, the Dunamis Clean Energy LLC (a related party company) management have the intent to fund its operations until the company successfully start producing its products.

Failure to generate sufficient revenues, achieve planned gross margins, control operating costs, or raise sufficient additional financing may require the Company to modify, delay or abandon some of its planned future expenditures, which could have material adverse effect on the company's business, operating results, financial condition, and ability to achieve its intended business objectives. These circumstances raise substantial doubt about the Company's ability to continue as going concern for a reasonable period of time.

Dunamis Charge, Inc

Notes to the Financial Statements (continued)

As of December 31, 2021 & 2022

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes that those estimates and assumptions are reasonable based upon information available to them.

<u>Cash</u>

The Company deposits its cash with financial institutions that Management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar denominated demand-deposit accounts.

<u>Accounts Receivables and Allowance for Doubtful Accounts</u>

Accounts receivables are stated at Net Realizable Value (NRV). On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write offs, collections, and current credit conditions. A receivable is considered past due if the company has not received payments based on agreed-upon terms. The company generally does not require any security or collateral to support its receivables.

NOTE 4 – PROMISSORY NOTE

The company signed a promissory note amounted $2,444,482 with a related party company to finance its operating and investing activities with a 4% annual interest rate. The company has utilized the amount of 1,592,142 as of December 31, 2022.

NOTE 5 – EQUITY

The company is authorized to issue 2,000,000 shares of common stock with no par value, as of December 31, 2022 the company has 60,000 shares issued and outstanding.

NOTE 6 – CONTINGENCY

In the normal course of operations, there could be outstanding contingent liabilities resulting from lawsuits, governmental agency assessments, etc., which are not known to the Company and therefore have not been reflected in the accompanying financial statements. The Company's management is of the opinion that such liabilities, if any, will be either immaterial or the Company's insurance coverage is adequate to cover any potential losses.

Dunamis Charge, Inc

Notes to the Financial Statements (continued)

As of December 31, 2021 & 2022

NOTE 7 – NON-CURRENT ASSETS

The company is acquiring the necessary machinery and equipment that are necessary to run its operations, and has capitalized the leasehold improvement expenses. The company management will estimate the useful life of those equipment and account for depreciation once they start the company operations.

APPENDIX D
Director & Officer Work History

CV: David Ellis Managing Director AESG

Mr. Ellis brings more than 40 years of experience in the energy sector in his various positions at AESG and DTE, a Fortune 500 utility company. He has expertise in utility generation, electrical transmission and distribution systems, engineering management, training development and regulatory compliance. Mr. Ellis has also managed various Smart Grid applications, with his primary areas of focus being research and development, cross-industry collaboration, and market analysis of these applications. where he is responsible for operations, engineering and project management.

Mr. Ellis has provided integrated energy solutions such as microgrid, utility scale solar and transmission and distribution systems throughout the United States and internationally for Ghana, Democratic Republic of Congo, and Bermuda. He is currently engaged in the design, production and deployment of electric vehicle charging stations.

Mr. Ellis utilizes Lean Six Sigma principles and tools to drive operational excellence across the enterprise Developing a continuous improvement environment with a focus on strong process design, problem identification and solutions, knowledge sharing, and leaders teaching.

 Mr. Ellis is organizational Safety Lead, which creates and fosters a culture of Leaders and employees that embody personal responsibility for emotional and physical safety

Mr. Ellis is a trained Certified Energy Manager, and served on the Board of Directors of The Heat and Warmth Fund, an independent non-profit (501)(c)(3) agency that provides low-income individuals and families in Michigan with emergency energy assistance, due to his interest in making provisions for an economic and sustainable safety net for at-risk energy consumers

 He holds a Bachelor of Science degree in Engineering Technology from Lawrence Technological University in Southfield, MI, where he also developed and taught an Alternative Energy Technology curriculum based on energy economics as an Adjunct Professor.

Affiliations

- Board of Directors for The Heat and Warmth Fund, THAW (9yrs)

- American Association of Blacks in Energy Legislative Policy – Think Tank for CBC on energy policy US and Africa (15yrs)

- Edison Electric Institute (14yrs)

- Electric Power Research Institute - Demand Response(8yrs)

- U.S. Department of Energy - Smart Grid and Rural Electrification (7yrs)

- National Association of Regulated Utility Commissioners, NARUC (12yrs)

- Michigan Public Service Commission MPSC liaison (15yrs)



Kimathi L. Boothe, CEM, PMP

Kimathi Boothe, CEM, PMP is a Certified Energy Manager and Project Management Professional with twenty years of engineering experience having progressive technical and management responsibilities, including thirteen years specializing in energy-efficient building science. He has developed expertise through leading diverse teams in the evaluation, management and/or delivery of over 350 commercial and industrial energy-efficiency projects.

As Sr. *Project Engineer* for Dunamis Clean Energy Partners, Mr. Boothe performs energy analytics, cost savings analysis and design engineering services for the commercial and industrial sector. By conducting ASHRAE Level energy audits and developing energy models that simulate building performance, he recommends specific and prioritized Energy Conservation Measures (ECMs). He also performs LED lighting design and photometric analysis along with product evaluation and design engineering. His portfolio includes low-rise and high-rise multi-family housing, office and warehouse buildings, schools, retail and big box stores, houses of worship, manufacturing and medical facilities, and has been involved in such notable projects as the Book Tower Apartments, One Woodward and Little Cesar's Arena. Prior to joining the Dunamis team in 2017, he spent five years as *Lead Energy Advisor* for the DTE Energy Efficiency Program for Business where he managed a department of eight *Energy Advisors* that evaluate energy saving opportunities for large, complex new construction and major renovation projects, and assist customers with the associated incentive application process.

Mr. Boothe attended Morehouse College in Atlanta, GA and Oakland University in Rochester, MI where he majored in mathematics and electrical engineering, respectively, earning his BSEE. He became the founding president of the Oakland University chapter of the National Society of Black Engineers (NSBE).

Mr. Boothe has also received numerous awards and accolades from various professional and civic organizations throughout his career, most recently and notably the "Program Excellence Award" from DTE/DNVGL and the "Outstanding Success and Service Award" from the NAACP. Kimathi is actively involved in church, the Northern Oakland County Branch NAACP, Engineering Society of Detroit, the Climate Justice Alliance and the Pontiac Area Regional Chamber of Commerce.

APPENDIX E
Supporting Documents

SEE BELOW FOR RESTRICTIVE LEGEND(S)

NOTICE OF ISSUANCE OF STOCK

2,000,000 Shares of Common Stock

DUNAMIS CHARGE, INC.

A Michigan Corporation
Incorporated Pursuant to Section 202 of the Michigan Business Corporation Act

Natalie M. King (the "Shareholder") is the record holder of 2,000,000 shares (the "Shares") of Common Stock of Dunamis Charge, Inc. a Michigan corporation (the "Company"), issued on January 27, 2023, transferable only on the books of the Company by the Shareholder, or by the Shareholder's duly authorized attorney, upon delivery of a properly endorsed stock power.

The Shares are issued and shall be held subject to all the provisions of the Certificate of Incorporation and the Bylaws of the Company and any amendments thereto, copies of which are in the records of the Company and made a part hereof as fully as though the provisions of said Certificate of Incorporation and Bylaws were imprinted in full on this notice, to all of which the Shareholder, by acceptance hereof, assents.

The Company will furnish without charge to each stockholder who so requests a statement of the powers, designations, preferences, and relative participating, optional, or other special rights of each class of stock of the Company or series thereof and the qualifications, limitations, or restrictions of such preferences and/or rights.

IN WITNESS WHEREOF, the Company has caused this notice of issuance to be signed by its duly authorized officer on February 13, 2023.

____

Natalie M. King
President & CEO

RESTRICTIVE LEGEND(S)

THE SHARES REFERENCED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS. SUCH SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SHARES UNDER THE 1933 ACT AND ANY STATE SECURITIES OR BLUE SKY LAWS, UNLESS, IN THE OPINION OF COUNSEL, SUCH REGISTRATION IS NOT REQUIRED.

THE SHARES REFERENCED HEREIN ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE COMPANY.

THE SHARES REFERENCED HEREIN ARE SUBJECT TO A SHAREHOLDERS AGREEMENT DATED FEBRUARY 13, 2023 ESTABLISHING CERTAIN RIGHTS, PRIVILEGES, RESTRICTIONS, AND OBLIGATIONS BETWEEN THE SHAREHOLDERS AND THE COMPANY AT THE TIME OF EXECUTION. THE CORPORATION WILL SEND TO ANY HOLDER OF THE SHARES A COPY OF THE SHAREHOLDERS AGREEMENT UPON WRITTEN REQUEST.

THE SHARES REFERENCED HEREIN ARE SUBJECT TO MINORITY BUSINESS ENTERPRISE CERTIFICATION AND MAJORITY-MINORITY SHAREHOLDERSHIP AS PROVIDED IN THE BYLAWS OF THE COMPANY.

THE SHARES REFERENCED HEREIN MAY NOT BE TRANSFERRED EXCEPT UPON PRIOR WRITTEN CONSENT OF SIXTY PERCENT IN INTEREST OF THE SHARES OF THE OTHER SHAREHOLDERS.

SHAREHOLDERS AGREEMENT
BY AND BETWEEN
DUNAMIS CHARGE, INC.
AND
NATALIE M. KING

This Shareholders Agreement, made and entered into this 15   day of March 2023, by and among Dunamis Charge, Inc., a Michigan Corporation (the "Corporation"), and Natalie M. King, individually and as the sole shareholder of the Corporation ("Shareholder") pursuant to Section 450.1488 of the Michigan Business Corporations Act ("the Act")

RECITALS

WHEREAS, on January 27, 2023, a Certificate of Amendment was filed with the State of Michigan pursuant to Section 450.1525 of the Act increasing the total number of authorized common stock from 60,000 to 2,000,000 and issuing all of the authorized common stock to Shareholder ("Shares");

WHEREAS, Shareholder is the respective owner of the shares set forth opposite their names in EXHIBIT A ("List of Shareholders or CAP Table"). The Shares constitute all of the issued and outstanding stock of the Corporation;

WHEREAS, the Shareholder desires to enter into an agreement, which will be binding on the Corporation and all of its shareholders existing now and in the future, regulating various aspects of the internal affairs of the Corporation, the relations of the shareholders and the relations of the shareholders to the board of directors;

WHEREAS, the Shareholder is permitted pursuant to Section 450.1488 of the Act and Section 4.13 of the 2nd Amended Bylaws of the Corporation to enter into an agreement with the Corporation establishing who shall be directors or officers of the Corporation, including the terms of office or manner of selection or removal of directors or officers of the Corporation; restricting the discretion or power of the board; governing the exercise or division of voting power by or between the shareholders and directors of the Corporation; setting forth the terms and conditions of any agreement for the provision of services between the Corporation and any shareholder, director, officer, or employee of the Corporation; transferring to 1 or more shareholders or other persons all or part of the authority to exercise the corporate powers and to manage the business and affairs of the Corporation; and governing the general exercise of the corporate powers and the management of the business and affairs of the Corporation and the relationship among the shareholders, as well as the directors, so long as such agreement is not contrary to public policy ("Shareholders Agreement");

WHEREAS, the parties have agreed that it is in the best interest of the Corporation to enter into a Shareholders Agreement that governs both the specific and the general authority to exercise corporate powers and manage the business and affairs of the Corporation in order to better ensure the profitability and growth of the Corporation;

WHEREAS, Shareholder is a Director of the Corporation and currently holds the offices of President, Treasurer, and Secretary;

WHEREAS, the parties to this Agreement desire that Shareholder maintains her position as Director and President of the Corporation throughout the existence of the Corporation and may only be removed per the terms of this Agreement;

WHEREAS, the Corporation wishes to allot Shareholder one vote per share held at any shareholders meeting, as well as one vote at any meeting of the Board of Directors;

WHEREAS, the parties to this Agreement agree that Shareholder, along with her relevant experience and working history, is the best candidate to serve as the Chief Executive Officer of the Corporation and shall be employed as such under terms and conditions outlined in an employment agreement fully executed by both parties;

WHEREAS, the Corporation is a certified minority business enterprise and aspires to remain as such throughout the life of its existence;

WHEREAS, the Shareholder desires that the Corporation remains a certified minority business enterprise through majority-minority shareholdership; and control and vote these shares of the Corporation at one vote per share;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, it is hereby agreed as follows:

Section 1. Establishing Directors and Officers of the Corporation. Directors of the Corporation shall be elected at each annual shareholders meeting by shareholders entitled to vote. Officers of the Corporation shall be appointed or elected by the Board of Directors. Notwithstanding the above, the Shareholder shall maintain her position as Director and President of the Board of Directors of the Corporation throughout the existence of the Corporation and may only be removed per the terms of this Agreement, unless otherwise prohibited by law. In the event of the death of Shareholder, the remaining directors shall continue to serve as the directors until the next annual meeting of the shareholders, unless a vacancy is filled in accordance with Section 5.03 of the By-Laws.

Section 2. Voting Power Among Shareholders. The Shareholder shall have one vote per share held for any matter put to a vote of the shareholders, including but not limited to, the issuance, repurchase, restructuring, or recapitalization of the shares of the Corporation; the amendment or restatement of the articles of incorporation or the By-Laws of the Corporation; the appointment, removal, or replacement of any members of the Board of Directors of the Corporation; and the execution or amendment of any employment, management, consulting or similar contract for any of the directors and other key management personnel. Shareholder shall hold the majority of shares of any class of shares held within the Corporation, except where prohibited by law. Shareholder shall take all action necessary to ensure that the articles of incorporation and

By-Laws of the Corporation are adopted, amended and consistent with the agreement, terms and conditions and intentions of this Shareholders Agreement, as it may from time to time be amended.

Section 3. Voting Power By and Between Shareholders and Directors. The Shareholder shall have the power to veto any decision by the Board of Directors through written notice of disapproval or through a vote in the negative as recorded in the minutes of the Corporation. The Shareholder may veto a decision of the Board of Directors without submission to a vote by the shareholders at a shareholders meeting or prior notice thereof.

Section 4. Corporation Agreements for the Provision of Services. The Corporation shall enter into an employment agreement with Shareholder for the provision of services of a Chief Executive Officer (CEO). This employment agreement for Shareholders' position as CEO shall not be terminated by the Corporation except for appropriate cause as required by law. Shareholder may terminate or resign from her employment or position of CEO at any time.

Section 5. Corporate Powers and Business Affairs. All authority of the Corporation shall be exercised at any time by or under the direction of the Board of Directors, except as otherwise provided in the Bylaws of the Corporation and Section 3 of this Shareholders Agreement. For the purpose of any rule of law relating to the Corporation or any provision of applicable law or of the Corporation's articles of incorporation or bylaws, the term "director," means with respect to the Corporation the Shareholder.

Section 6. Relationship Among Shareholders and Directors. The Corporation is a Minority Business Enterprise certified by the National Minority Supplier Development Council. The Corporation shall continue to be a certified Minority Business Enterprise(MBE) in perpetuity through the majority ownership of shares held by minority Shareholders, as that is defined and certified by the National Minority Supplier Development Council, or other comparable certifying organization. The Corporation shall continue to be a certified MBE despite any recapitalization, merger, plan of share exchange, reorganization, sale of assets, or liquidation of the Corporation. Shareholder shall remain the majority shareholder of the Corporation until death or upon a Permitted Transfer of Shares as defined in the Bylaws.

Section 7. Liability of Shareholders and Directors. The Directors and Officers of the Corporation shall be relieved of the liability for acts or omissions imposed by law on directors or officers for the acts or omissions of the Shareholder in her capacity as Director and President of the board of directors. The Corporation shall indemnify Shareholder for any acts or omissions in performance of this Shareholders Agreement to the extent allowed by law and as provided in the Bylaws of the Corporation. The existence or performance of this Shareholders Agreement does not impose personal liability on any shareholder for the acts, omissions, or debts of the Corporation.

Section 8. Uncertificated Shares. Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send the shareholder a written statement or notice of stock issuance with a conspicuous legend that expresses the existence and subjugation of this Shareholders Agreement.

Section 9. Intellectual Property. Shareholder alone (and its licensors, where applicable) shall own all right, title and interest, including all related Intellectual Property Rights of the Corporation. This Shareholders Agreement is not a sale and does not convey to the Corporation any rights of ownership in or related to any Intellectual Property Rights owned by the Shareholder. The Company name, the Company logo, and the product names associated with the Company are trademarks of Shareholder or third parties, and no right or license is granted to the Company to use them without the prior written consent of the Shareholder.

Section 10. Dissolution of the Corporation. A recommendation to the shareholders by the board of directors to dissolve or revoke a dissolution of the Corporation may only be voted in the affirmative or negative by the Shareholder.

Section 11. Amendment. This Shareholders Agreement may only be amended through written consent of the Shareholder.

Section 12. Termination. This Shareholders Agreement shall terminate upon the first to occur of the following events:
    A. The written approval to revoke this Shareholders Agreement by the Shareholder.
    B. The bankruptcy or receivership of the Corporation (but such termination shall not extinguish the rights or obligations of the parties hereunder arising out of any event occurring prior to such termination).
    C. Upon the shares of the Corporation becoming publicly traded on a publicly recognized stock exchange, such as the New York Stock Exchange or the American Stock Exchange.

Section 13. Shareholders Agreement Supersedes Articles and Bylaws.

Any provision of the Corporation's articles or By-Laws which conflicts with any provision of this Shareholders Agreement is deemed superseded by this Shareholders Agreement.

Section 14. Notices.

All notices or other communications given or made hereunder shall be in writing and shall be either hand delivered or sent via email or U.S.-certified mail to the following addresses:

        <u>To the Company:</u>

        Natalie King
        Dunamis Charge, Inc
        19785 W.12 Mile Rd., Ste. 345
        Southfield, MI 48076
        nking@dunamisenergy.com

Section 15. General Provisions.

a. This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan and, to the extent it involves any United States statute, in accordance with the laws of the United States.

b. If a court or an arbitrator of competent jurisdiction holds any provision of this Agreement to be illegal, unenforceable, or invalid in whole or in part for any reason, the validity and enforceability of the remaining provisions, or portions of them, will not be affected.

c. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

d. This Agreement constitutes the entire agreement between the Company and the Subscriber with respect to the subject matter hereof and supersedes any prior or contemporaneous understanding, representations, warranties or agreements, whether oral or written.

[Signature Pages Follow]

Executed by the undersigned on *[date]*.

_____
Natalie M. King, Shareholder

TRANSCRIPT OF DUNAMIS CHARGE'S
REG CF INTRODUCTION VIDEO

Welcome to Dunamis Charge, where we are on a mission to build a robust and reliable electric vehicle charging network that is accessible to drivers everywhere. I'm Natalie King, Founder and CEO.

In just two short years, Dunamis Charge has achieved a number of significant milestones. Our accomplishments have been featured in prestigious media outlets such as *Good Morning America, Forbes* and *Bloomberg*. Our technology has received praise from blue chip companies such as Apple, Cummins and Stellantis and our policies have been recognized by the Department of Energy, United States Congress and the Biden Administration.

But our mission extends far beyond accolades. We are driven by a deeper purpose, to make a difference in this world. We firmly believe that EV charging is the key to a cleaner, healthier future. We're committed to ensuring that EV charging is accessible and affordable to every driver, everywhere.

As part of the JOBs Act passed by the Biden Administration, $2.5 billion of the $7 billion allocated for the buildout of the nation's EV charging infrastructure is designated to disadvantaged communities. Even more exciting was the Biden Administration's most recent announcement of an additional $20 billion dollar investment to fund clean energy projects, of which nearly $12 billion has been allocated exclusively to disadvantaged communities. The sheer size of this latest investment propels our mission even further and is a testament to the Administration's commitment to environmental justice and racial equity.

Of the dozens of companies competing in this multi-billion-dollar EV industry, Dunamis Charge is uniquely positioned to pursue all segments of the market, meeting the criteria established by the JOBs Act, we are a minority and women-owned company whose EV chargers are made in America by American workers. We are proud that these are amongst the hallmarks of our mission.

We will commence the deployment of our Level 2 Commercial EV Chargers both independently and in partnerships that will include Apple, Cummins and DTE Energy. This will be closely followed by the deployment of our Level 2 Residential EV chargers and our DC fast chargers. This production and deployment schedule was developed in consideration that Level 2 commercial and residential chargers make up close to 90% of the market.

We understand the burden that disadvantaged and urban communities face due to environmental pollution. We aim to establish a first mover advantage across the nation's 100 million households, which will also include our urban markets and disadvantaged communities.

At Dunamis Charge, we envision a future of equity and accessibility. To expedite our progress, we are currently raising $5 million dollars through a Regulation CF offering. This funding will allow us to expand our reach, advance our innovation and enhance the charging experience for our valued customers. By investing in Dunamis Charge, you are not just supporting a business, you are investing in a cleaner, healthier future for all communities. You are endorsing an infrastructure where EV charging will no longer be a luxury but a common commodity accessible to everyone.

We're proud to be a part of the solution to the climate crisis and excited to continue working with our partners, customers, employees and investors to make a difference. Be a driving force for change with Dunamis Charge. Invest today.



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Dunamis Charge, Inc

Southfield, MI

INVEST NOW

$500.00 minimum investment

$12

Investment Commitments
inf% of minimum goal raised

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- Home
- Video
- Highlights
- Business Overview
- The Market
- Opportunity
- The Problem
- The Solution
- Press and Media
- Our Team
- Important Note

- Deal Terms
- Documents
- Perks
- Updates

- Discussion
- FAQ
- Risks

Invest in Dunamis Charge, a Detroit-based developer of reliable, American-made electric vehicle (EV) charging solutions catering to the rapidly growing demand from EV owners. The Company is gearing up for the highly anticipated nationwide deployment of its first three EV charging solutions in 2024.

dunamischarge.com Social: Follow



Dunamis Charge RegCF Video - FINAL
Natalie King
DUNAMIS
CHARGE
03:34
vimeo

Highlights

1. The global shift towards EVs is driving the demand for EV charging infrastructure.
2. Over $30 billion in government subsidies and $500 billion in private funding is driving a record number of new EV infrastructure projects.

3 Dunamis Charge anticipates government funding to help launch its EV products across the nation's 100 million urban households.

4 Patented technology, ongoing investments in R&D, and strategic partnerships help Dunamis Charge maintain its technological mastery.

5 Dunamis Charge's strategic partnerships with industry leaders like Apple, Cummins, DTE Energy, Stellantis, Southern Company further strengthens its competitive advantages.

Business Overview



THE FUTURE OF EV CHARGING IS HERE

Dunamis Charge is proud to be the world's first black-owned, woman-led EV charging manufacturer, producing chargers made in America by an American workforce. Our mission is to build a robust, nationwide network that is accessible and affordable to all drivers. As we scale nationally, our core mission is to create a nationwide EV charging infrastructure from coast to coast. The deployment of our EV charging solutions will increase access to marginalized communities, help reduce air pollution, improve residents' health, and spur economic growth through the creation of new jobs. We invite you to add this fast-growing, environmentally conscious, and socially responsible EV charging company to your investment portfolio.


DUNAMIS™
CHARGE
The world's first minority and woman owned Electric Vehicle (EV) Charger Manufacturer is leading the charge to make EV charging accessible and affordable to every driver everywhere.
INVEST NOW
Natalie King,
CEO & Founder

ABOUT DUNAMIS CHARGE

Founded and based in Detroit, Dunamis Charge, Inc. creates dependable and eco-friendly EV chargers for everyone. Our intelligent EV charging technology, made in America, is the ideal choice for partners and consumers looking to power the expanding EV market in both urban and rural communities. We take pride in deploying these chargers across the nation, including within underserved communities, increasing accessibility for all communities regardless of socioeconomic status. Our goal is to contribute to a more equitable and sustainable future, where the benefits of electrification are accessible to all.

INNOVATIVE PRODUCTS

While affordability and accessibility are perceived as barriers to EV adoption in urban communities, we view this as a significant opportunity. With advanced technology from multinational technology companies, funding from federal and state governments, and over a decade of cleantech experience, should enable us to make EV ownership more attainable for all households and businesses.


Best-of-Class EV Charging Solutions
DUNAMIS
RESIDENTIAL EV CHARGER
COMMERCIAL EV CHARGER
DC FAST EV CHARGER
(coming soon)

OPPORTUNITY AND LANDSCAPE

The global EV market, valued at over $400 billion, is expected to grow to over $1 trillion by 2030 driven primarily by the historic electrification movement. With advancements in technology, increasing environmental consciousness, and supportive government policies, EVs have gained significant traction as a viable and sustainable transportation option. As concerns over climate change and air pollution intensify, consumers and industries are increasingly turning to EVs to reduce their carbon footprint and contribute to a greener, more sustainable future. Dunamis Charge is well-positioned to benefit financially as it capitalizes on this historic shift.





The Market

The EV charging industry is highly competitive, with established players like ChargePoint, EVgo, and Blink Charging leading the way. The market is dynamic, with new entrants and startups bringing innovative technology. Acquisitions and mergers have also influenced the competitive landscape, offering M&A opportunities for companies seeking to expand their reach and enhance their offerings. As the industry continues to mature, strategic partnerships with Original Equipment Manufacturers (OEMs), technology advancements, and government incentives will be crucial factors in gaining a competitive edge.

VALUATIONS OF PURE-PLAY EV CHARGING COMPANIES				
COMPANY NAME	FUNDING TO DATE	PROJ. ANNUAL REVENUES	PROJ. ANNUAL EARNINGS	VALUATION
DUNAMIS CHARGE	$5.5 million	$24,000,000	$12,000,000	$50 million
blink	$108 million	$73,000,000	($106,200,000)	$365 million
chargepoint	$1.4 billion	$516,000,000	($334,000,000)	$2.8 billion
EVgo FAST CHARGING	$528 million	$72,000,000	($26,000,000)	$1.2 billion
NIKOLA	$3.3 billion	$60,000,000	($800,000)	$1.5 billion

COMPETITIVE ADVANTAGES

Dunamis Charge's ability to rapidly expand and increase its market presence nationwide will largely be possible due to the following competitive advantages:

- Fast Charging Technology: Developing and offering fast-charging solutions is a significant advantage in the EV industry. Fast chargers (22kW to 149kW) and high-power chargers (more than 149kW) are increasingly preferred by customers, providing a competitive edge in attracting EV owners who value shorter charging times and convenience. Dunamis Charge provides comparably faster and higher-powered chargers than its competitors.
- Network Expansion: Building a widespread network of EV charging stations, including across underserved communities, is essential for Dunamis Charge as it will ensure enhanced accessibility for EV owners. This strategic move will not only set Dunamis Charge apart from its peers but also foster customer engagement, partnership opportunities and revenue acceleration.
- Sustainability: Emphasizing eco-friendliness and sustainability in EV charging solutions can set a company apart. Highlighting green initiatives and using renewable energy sources can resonate well with environmentally conscious consumers. Dunamis Charge uses patented technology that includes an underutilized renewable energy source, thus creating a greater competitive advantage over its competitors.
- Diversity and Inclusivity: Being a woman and minority-owned business, like Dunamis Charge, is a unique selling point. Embracing diversity and inclusivity in the workforce and corporate culture can enhance the Company's image and appeal to a broader customer base. Dunamis Charge is the ONLY Black women-led, minority owned EV charging manufacturer in the country.
- Government Initiatives: Leveraging government incentives and programs, such as the Made in America Buy America initiative endorsed by President Biden, provides a competitive edge in terms of funding and recognition, especially where Dunamis Charge is the only EV charger manufacturer to receive such recognition.
- Innovation: Continuously innovating in EV charging technology and services is essential. Staying ahead in terms of features, reliability, and user-friendliness can attract and retain customers. Dunamis Charge is continuously innovating its EV charging technology as illustrated by its patented technology.

"Natalie thank you for that introduction and for doing such an amazing thing in Detroit. Making chargers for electric vehicles in the Motor City," said President Biden at 2023 SBA Conference Washington, DC



Automakers Double Investment
in EVs and EV Charging Technology
to Record $1.2 Trillion

MEETING UNIQUE NEEDS OF DIVERSE MARKETS THROUGH TWO-PHASE ROLLOUT STRATEGY

Phase 1: Level 2 Charging Solutions for Residential and Commercial Markets

- Residential Market: Dunamis Charge Models DUN2LR30, DUN2LR40, and DUN2LR50 offer Level 2 home charging solutions designed for easy installation and safe operation.
- Commercial Market: Presenting Dunamis Charge Models DUN2LC40, DUN2LC50, and DUNLC80, offering Level 2 commercial charging solutions with real-time monitoring, control, analytics, and integrated energy management.

Phase 2: Expanding Access with Level 3 DC Fast Charging Stations

- Public Charging: Introducing our vast network of Level 3 DC Fast Charging stations, designed for high-traffic areas, providing accessible and rapid charging options for EV drivers. Strategic partnerships with OEMs, fleets, and governments enhance accessibility.



Electric Vehicle Charging Infrastructure

Level 1 and Level 2
Residential Charging

Level 2
Work and Public place Charging

Level 3
DC Fast Charging

Electric vehicles are charged via an AC power supply at a normal (Level1) or semi fast charging rate:
Voltage
120V 1-Phase AC
Amps
12-16 Amps
Charging Loads
1.4 to 1.9 KW
Charging Time
3-5 Miles of range per hour
Price per Mile
2c-6c mile

Electric vehicles are charged via an AC power supply at semi fast (Level2) charging rate:
Voltage
208V or 240V 1-Phase AC
Amps
12-80 Amps (Typ 32 Amps)
Charging Loads
2.5 to 19.2KW (Type 7KW)
Charging Time
10-20 Miles of range per hour
Price per Mile
2c-6c mile

Electric vehicles are charged via an DC power supply at a fast (Level3) charging rate:
Voltage
208V or 480V 3-Phase AC
Amps
<125 Amps (Typ 60 Amps)
Charging Loads
<90KW (Type 50KW)
Charging Time
80% Charge in 20-32 minutes
Price per Mile
12c-25c per mile

EMPOWERING SOCIAL EQUITY AND RAPID EXPANSION

Historic government funding empowers social equity and fuels our growth strategy. The government's investment in disadvantaged communities aligns with our commitment to social equity and sustainability. We aim to raise awareness about the benefits of EVs and increase EV adoption among diverse populations.

We anticipate tapping into new customer segments through our Level 2 residential and commercial charging solutions. Our Level 3 DC Fast Charging stations are projected to cater to a wide range of EV owners, fostering a cleaner and more sustainable world.

Opportunity

COMPANY EXPECTS SIGNIFICANT SALES AND EARNINGS GROWTH

With a planned lineup of innovative EV charging products and a strategic rollout plan, Dunamis Charge expects significant sales and earnings growth. Our focus on building a nationwide EV charging network that will include almost 100 million urban households will position us to expand much faster than other participants in the space.



(Note: The revenue figures in the above chart are projections and subject to a number of risks and uncertainties which may cause actual results to differ materially. Investors are cautioned not to place undue reliance on such projections as they are only predictions. No assurances can be given that the future results indicated, whether expressed or implied, will be achieved.)



(Note: The earnings figures in the above chart are projections and subject to a number of risks and uncertainties which may cause actual results to differ materially. Investors are cautioned not to place undue reliance on such projections as they are only predictions. No assurances can be given that the future results indicated, whether expressed or implied, will be achieved.)

The Problem

1. The lack of EV charging infrastructure to support current and future demands.

2. The lack of availability and accessibility of EV charging infrastructure in low-income urban and underserved communities.

3. The lack of consistent charging speeds, levels, and connector types among EV models.

4. Insufficient capacity for fast charging at existing EV charging stations.

5. Varying standards of EV chargers, causing confusion for EV drivers.

The Solution

1. Dunamis Charge will increase EV charging infrastructure within the country after its nationwide deployment of its Level 2 EV chargers in residential and commercial markets.

2. Through varied pricing, discounts, and incentives, Dunamis Charge aims to boost EV charging accessibility in price-conscious urban markets.

3. Dunamis will address inconsistent charging issues through the production and deployment of swift, convenient, and technologically advanced EV chargers in urban areas.

4. Dunamis Charge's DC Fast Chargers will expand access to fast-charging EV chargers nationwide.

5. Dunamis Charge's nationwide deployment of EV chargers in previously inaccessible areas could set the standard for EV chargers across the country in 2024 and beyond.

Press and Media



Made In The City That Put The World On Wheels
00:51
vimeo

Figure 1 Good Morning America Covers EV Charging and Dunamis Charge



CBS

Michigan Matters: Star Trek's William Shatner, Auto Icon Bob Lutz, ONE's Mujeeb Ijaz & Dunamis Clean Energy's Natalie King

Read Article

Michigan Chronicle

Dunamis Charge is Powering Tomorrow's Energy Future, Honored by White House

Read Article

Bloomberg

Dunamis Charge CEO Natalie King Joins Black History Month Mobility Conference

Read Article

CRAIN'S DETROIT BUSINESS

Natalie King, CEO and Founder of Dunamis Charge, Recognized as a Notable Leader in Energy by Crain's Detroit Business

Read Article

Forbes

A Nap Leads To First Black-Woman Owned EV Charger Company

Read Article

THE WHITE HOUSE

President Biden Announces New Resources to Support Women Small Businesses Owners, Continued Commitment to Supporting America's Entrepreneurs

Read Article


"EV is for Everyone™, giving every person in every community the opportunity to participate."
- Natalie King
Founder and CEO of Dunamis Charge, Inc.
00:57
vimeo

Figure 2 Mosaic Video Highlighting Dunamis Charge Media Coverage


SEAL OF THE PRESIDENT OF THE UNITED STATES

Figure 3 Natalie King, Founder and CEO of Dunamis Charge, Introduces President Biden at SBA Conference Hosted at White House in 2023

CORPORATE HIGHLIGHTS

- September 15, 2023 – Corp! Magazine Names Natalie King as Most Valuable Entrepreneur
- July 24, 2023 – Crain's Detroit Business Recognizes Natalie King as a Notable Leader in Energy
- March 29, 2023 – President Biden Invites Dunamis Charge CEO to White House
- January 23, 2023 – Featured on Good Morning America – Equity in Electric Vehicles
- September 2, 2022 – Natalie King, Co-Founder of Blacks in Electric Vehicle Infrastructure Trade Association (BEVI), Also Appointed as Chairwoman
- May 4, 2022 – Dunamis Charge Featured as Speaker on TEDx
- February 28, 2022 – Dunamis Charge CEO Featured Among Change-Makers and Innovators in Microsoft Legacy Museum
- August 25, 2021 – Dunamis Clean Energy Partners Joins Apple's Impact Accelerator Program
- August 10, 2021 – EY Names Natalie King as Winner of Entrepreneur of the Year 2021 Michigan and Northwest Ohio
- March 28, 2020 – Dunamis Charge, Inc. Becomes a Standalone Company Following Incubation Period with Dunamis Clean Energy Partners, LLC

Our Team

Our management team has over 100 years of combined experience in clean energy and engineering, which enables us to perfect our holistic design and provide round-the-clock customer support and maintenance services, making the transition to EVs much easier for our consumers and partners.







Strong Leadership with Decades of Cleantech Experience
Natalie King
Founder and CEO
Kimathi L. Boothe
Vice President of Energy Operations
David Ellis
VP of Engineering and Product Development

Natalie King, Founder & CEO
Over 16 years in the cleantech energy sector as Founder and CEO of Dunamis Clean Energy Partners, LLC, a rapidly growing energy solutions company with more than 150 workers. Achievements recognized by the White House, Crain's Business, Ernst & Young, Forbes, and Bloomberg. BS from the University of Michigan; JD from Wayne State University; Graduate of Tuck Executive Education at Dartmouth.

View LinkedIn Profile

Kimathi Boothe, VP of Energy Operations
Certified Energy Manager and Project Management Professional with over 20 years of engineering experience, specializing in energy-efficient building science. Vice President of Energy Operations at Dunamis Clean Energy Partners, responsible for strategic planning and execution of programs and projects in Energy Management services, LED Lighting products, and EV Chargers. Recognized with awards and accolades from various professional and civic organizations, actively involved in engineering societies, NAACP, and environmental initiatives.

View LinkedIn Profile

David Eillis, VP of Engineering & Product Development
Over 40 years with senior engineering staff at DTE Energy. Certified Energy Manager and has served on the Board of Directors of The Heat and Warmth Fund. Brings invaluable expertise in product development and energy management, along with a strong commitment to the community and the environment.

View LinkedIn Profile

Together, Natalie King, Kimathi Boothe, and David Ellis bring diverse skills and experiences to the electric vehicle charging manufacturing company. Their combined expertise in leadership, engineering, energy management, and community service would make them a formidable team that could drive the company's success and positively impact the environment and the community.

Important Note

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Deal Terms

Offering Type:
Convertible Note

Security Name:
Debt Security in the Form of a 10 % convertible note with a 3 year maturity

Target Amount to Close:
$10,000

Maximum Amount of Offering:
$5,000,000

Price Per Share:
$500.00 - Minimum Investment Amount Per Each Note

Minimum Investment :
$500.00

Pre-money Valuation:
$50,000,000

Regulatory Exemption :
Regulation CF

Closing Date:
Twelve months from launch

Offering Summary

Company:
Dunamis Charge, Inc

Corporate Address:
19785 W 12 Mile Road, Ste 345
Southfield, MI 48076


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This Regulation Crowdfunding offering is made available through Rise Up Crowdfunding Portal LLC.

Regulation Crowdfunding investments are highly speculative, illiquid, and subject to risk of loss of the entire amount invested.

Perks

Perk for Investments of $10,000 or More in Dunamis Charge



Investments of $10,000 or more in our debt offering will receive a free Dunamis Level 2 Residential EV charger. Our high-powered EV charger represents the cutting edge of home charging technology and is designed to make EV ownership more convenient and efficient.

This perk is exclusively available to investors who contribute $10,000 or more to Dunamis Charge, Inc. in the same Reg CF capital raise on the Rise Up Crowdfunding Portal. The EV Residential Charger is expected to be delivered within 12 months of your investment, contingent upon availability.

FAQ

WHAT ROLE DO STRIPE, ENTERPRISE BANK & TRUST, AND DEALMAKER PLAY WITH RISE UP CROWDFUNDING AND DUNAMIS CHARGE, INC.?

Rise Up Crowdfunding has partnered with Stripe, Enterprise Bank & Trust, and Dealmaker to provide escrow and payment processing technology solutions. As a FINRA-licensed funding portal, Rise Up Crowdfunding is required to have a "Qualified Third Party" hold funds in escrow during the investment process. They also wanted to make it easy to invest on their platform using credit cards, debit cards, bank-to-bank transfers (ACH) as well as wire transfers, so they partnered with these three companies to provide the technology needed to do all of those things. If you see their names in the investment process or at any time when you are making an investment, no need to worry - they are working with us and Rise Up Crowdfunding to bring you the best online experience possible.

HOW MUCH DOES IT COST TO INVEST IN DUNAMIS CHARGE, INC.?

Dunamis Charge is currently seeking to raise $5 million through a 10% convertible debenture where each investor can invest as low as $500.

We believe that a 10% convertible debenture in Dunamis Charge presents a unique and compelling opportunity for forward-thinking investors. This investment not only offers a competitive return in the form of a 10% interest rate but also allows participation in the burgeoning electric vehicle (EV) charging industry, which is positioned for significant growth in the coming years. Dunamis Charge, despite its 2-year history, has already demonstrated remarkable achievements and recognition, evidenced by its coverage in major media outlets like *Forbes* and *Bloomberg*, and endorsements from influential entities like the Department of Energy and the Biden Administration.

Moreover, the convertible nature of the debenture adds an element of potential upside. Investors may receive regular interest payments in addition to an opportunity to have their investment converted into equity. This means that as Dunamis Charge continues to expand and succeed in the rapidly growing EV charging market, investors could benefit from significant appreciation in the value of their investment.

PERKS FOR INVESTMENTS OF $10,000 OR MORE IN DUNAMIS CHARGE

Investments of $10,000 or more in our debt offering will receive a free Dunamis Level 2 Residential EV charger. Our high-powered EV charger represents the cutting edge of home charging technology, designed to make EV ownership more convenient and efficient.

This perk is exclusively available to investors who contribute $10,000 or more to Dunamis Charge, Inc. in the same Reg CF capital raise on the Rise Up Crowdfunding Portal. The EV Residential Charger is expected to be delivered within 12 months of your investment, contingent upon availability.



Figure 4 Dunamis Charge Level 2 Residential EV Charger

HOW DO I MAKE AN INVESTMENT IN DUNAMIS CHARGE?

After you have read the offering page, Form C, and the educational materials on the Rise Up Crowdfunding Portal, and you have done any additional due diligence, just fill out the form when you click the **"Invest Now"** button. In the online form (which is much like opening an account on Amazon or any other e-commerce site), we will ask for some additional information to identify you (as required by federal securities law), such as your SSN and date of birth. We have tried to make the process as simple as possible, but if you have any questions, feel free to contact us via the Rise Up Crowdfunding Portal.

HOW MUCH DOES THE INVESTMENT COST?

The minimum investment is $500.

IS THIS INVESTMENT RISKY?

Yes. All investments are inherently risky, that is why it's so important that before you invest in any offering, you do your own due diligence, so you understand not only the business and investment but also the risk factors specific to our company. Please refer to the Form C and specific risk factors therein prior to investing in the Company. Also, read the educational materials on the Rise Up Crowdfunding website. If you cannot afford to lose the money you plan to invest should things not work out as the Company hopes, you should not invest. Read and understand the documents and talk to your own legal counsel and other advisors before you invest.

WHAT IS THE INVESTMENT PROCESS?

Just click on the "Invest" button and fill in the blanks. The entire process takes about 10-15 minutes and is much like opening an account on Amazon or any other e-commerce site. We will ask for some additional information to identify you (as required by federal securities law), such as your SSN and date of birth. You have to electronically sign some forms to make it legal. We have tried to make the process as simple as possible, but if you have any questions, feel free to contact us via the Rise Up Crowdfunding Portal.

CAN I INVEST AS A GIFT FOR SOMEONE ELSE?

No, you cannot invest as a gift for someone else.

WHY DO I HAVE TO GIVE MY SOCIAL SECURITY NUMBER AND DATE OF BIRTH TO INVEST?

Federal and state securities laws require the funding portal to verify your identity and to do certain compliance tests behind the scenes when you apply to invest. While we would prefer not to have to ask you for this information, Rise Up Crowdfunding and/or our broker-dealer cannot do what federal law requires them to do unless we get that information from you. As an investor in our company, we want you to understand that we take the legal aspects of our job very seriously and that we do our best to comply with all laws that apply to us, including these.

We wish we did not have to ask for your private information, but because we are following the rules of Regulation Crowdfunding, we are responsible for verifying the identity of each investor. This is required under U.S. federal law to prevent terrorist financing and money laundering. Think of it just like if you opened a bank account. You would have to prove to the bank who you are, or they will not open an account for you.

When you provide your private information to us, Rise Up Crowdfunding and/or our FINRA-licensed broker-dealer use it to verify your identity through a secure link to an established third-party verification service. Many people have the same or similar names, but no two people can have the same date of birth and social security number.

As an investor, we hope you understand that following these rules are very important to all of us at Dunamis Charge, Inc. The responsible thing to do is protect all of us and you as an investor.

Here is what we need from you in addition to the information you would have to give any online company (like Amazon or Facebook) to open an account, and why we have to collect it, or you cannot legally become an investor in our company:

> 1. Your date of birth and social security number or other national ID number. Securities laws require us to verify your identity and to do certain compliance tests behind the scenes when you apply to invest. The only way they can verify you are who you say you are by checking these two things.

> 2. Your income and net worth to verify accredited status.

While none of us at Dunamis Charge think the government should distinguish between possible investors based on how much money you have or how much you earn, this is the way the Regulation Crowdfunding law was written that allows private companies to sell you stock if you are not an accredited investor. For a definition of accredited investor, please refer to the Form C, Note Purchase Agreement, and other Investment Documents. Just so you know, for many years before this 2016 law – non-accredited investors were generally not allowed to invest in most securities issued by private early-stage companies.

The personal information you provide to us will be received in an encrypted manner via the Rise Up Crowdfunding Portal, and the Rise Up Crowdfunding Portal will do what is reasonable within the limitations of the existing computer and online world to protect that information. Refer to the Rise Up Crowdfunding's Terms of Use for more information. We take your privacy seriously and will not distribute or sell private information that we obtain about you to anyone other than regulatory bodies that require it or people like third-party identification providers who need it to do what is required under securities laws. However, like every other company in the world, we are subject to possible criminal acts like someone who attempts to hack our systems. We cannot ever (nor can anyone else) 100% guarantee that such criminal acts or hacking will never occur, but we take commercially reasonable steps, like any responsible company, to prevent that from happening.

WHY DO I HAVE TO GIVE MY INCOME AND NET WORTH TO INVEST IF I AM NOT AN ACCREDITED INVESTOR?

This is a requirement of federal securities laws and of Regulation CF. The law is designed to ensure that people who are not accredited do not invest more than 10% of their income or net worth, whichever is greater, so we have to collect this information to ensure this if you are not an accredited investor. As an investor in our company, we want you to understand that we take the legal aspects of our job very seriously and that we do our best to comply with all laws that apply to us, including these.

WHAT ARE YOU DOING TO PROTECT MY INFORMATION?

The personal information you provide to us will be received in an encrypted manner through the Rise Up Crowdfunding Portal, and we take commercially reasonable efforts to protect information that we receive. We take your privacy seriously and will not distribute or sell your private information to anyone other than regulatory bodies and other agents like the Rise Up Crowdfunding funding portal that require it pursuant to federal and state laws. However, please understand that we, like every other company in the world, are subject to possible criminal malfeasance or someone who attempts to hack our systems. We cannot ever (nor can anyone else) 100% guarantee that such criminal acts or hacking will never occur, but we take commercially reasonable steps, like any responsible company, to prevent that from happening.

CAN I GET A REFUND?

Once your investment is finalized, we cannot provide you with a refund, except 48 hours before a rolling or total closing is held. If you change your mind prior to the time your investment is finalized, please contact us via the Rise Up Crowdfunding Portal [EC1] and we will do our best to work something out for you if we can.

WHAT IS ROLLING CLOSE?

We may choose to do a rolling close to receive some of the money raised and start using it for the deployment of our EV chargers.

The name "rolling close" comes from the fact that investments may be closed on a rolling basis, as opposed to all at once at the end of the offering.

If you have made an investment in our securities offering before a rolling close:

You will receive a notification announcing when the rolling close will happen (2 days or more in advance). If you do not cancel your investment 48 hours prior, it will become finalized at the rolling close date, just like it would have been finalized at the end of the entire offering. You will not be able to get a refund after a rolling close of your investment is included.
The funds raised to the date of a rolling close will be sent to us from escrow, and the offering will continue. If you wish to cancel your investment, you must do so more than 48 hours before the announced rolling close date.
If you wish to increase your investment in the company after the rolling close, you can do so through an additional investment.

WHY DOES DUNAMIS CHARGE AND RISE UP CROWDFUNDING SOMETIMES REACH OUT TO INVESTORS FOR MORE INFORMATION SUCH AS A PASSPORT, DRIVER'S LICENSE, UTILITY BILL OR OTHER DOCUMENTS?

Most investors are verified through an established third-party verification service without any more information required other than your name, address, SSN, and date of birth. But sometimes, people are flagged by the third-party verification service because the information does not match up or because their name is similar to someone who is on a list of potential bad actors.

For example, you might have recently moved to a new home, so the third-party verification service raises a flag that you do not match the information in their system. In a case like that, we may ask you to upload a recent utility bill or another document that shows your new address.

HOW DO I FIND YOUR STOCK SYMBOL?

Dunamis Charge, Inc. is not a public company and does not have a stock symbol. While our securities offering is open to the general public, we are still a private company, and thus, our securities are not traded on any exchange. This means there is no stock symbol, and the only way to invest is via this website.

WHAT IS CROWDFUNDING?

Some people refer to the way we are raising capital (and how we allow you to invest!) as "crowdfunding." Put simply, crowdfunding is raising funds from a crowd of people. The term might be new, but the concept is not – if you've ever thrown in $5 toward an office party, you have witnessed crowdfunding in action. The term "crowdfunding" generally applies to using the internet as a means of raising money online by collecting (relatively) small amounts of money from a large number of people.

WHAT IS THE DIFFERENCE BETWEEN REWARDS AND INVESTMENT CROWDFUNDING?

If you give someone money on a rewards-based crowdfunding site, you are not making a financial investment in that company with an expectation of a return on investment.

If you invest in a company on Rise Up Crowdfunding, you are investing in the company with an expectation of a return on investment, whether in the form of dividends, distributions, profits, interest payments, or some other financial benefit.

Sites like Kickstarter, Indiegogo, and GoFundMe are all rewards-based or donation-based crowdfunding platforms. They allow people to raise money for a project by offering some sort of perk or reward in exchange for contributions. They are not allowed to offer ownership, equity, or financial returns in exchange for your money.

Our convertible debt offering utilizes investment crowdfunding by allowing us to raise money for our business through the selling of an investment offering within our Company in the form a convertible note to people like you and to give you perks and/or rewards for investing!

WHAT IS THE JOBS ACT?

The JOBS Act allows everyday people to invest at an early stage in a private company. This is something that most people were generally not allowed to do until 2015. Before that, mostly the rich and well-connected could easily invest in early-stage private companies like Dunamis Charge, Inc., and there were many restrictions for anyone else to take advantage of early-stage private company investment opportunities.

The U.S. Congress passed the JOBS Act with bipartisan support, and the President signed the bill in April of 2012. The U.S. Securities and Exchange Commission (SEC) finalized the rules for "Regulation Crowdfunding" of the JOBS Act that went into effect in 2016. This made it legal for companies like Dunamis Charge, Inc. to offer investments in the Company to the general public.

WHAT IS AN ACCREDITED INVESTOR?

An accredited investor is someone who meets specific criteria outlined by the SEC and by federal law and is, therefore, eligible to participate in certain investment offerings. To be considered accredited, an individual must have had an income of at least $200,000 for the past two years (or $300,000 if married) or have a net worth of over $1 million, not including their primary residence. Institutions such as trusts, endowments, and venture funds can also be certified as accredited, provided they have more than $5 million in assets. If you want to read the exact language of the law defining the term "accredited investor," click here.

CAN I INVEST IN DUNAMIS CHARGE INC. IF I'M NOT ACCREDITED?

Yes. Regulation Crowdfunding does not require you to be accredited to invest in Dunamis Charge, Inc. although accredited investors are allowed to invest more than those who are not accredited.

CAN I INVEST IF I'M NOT 18?

No. You must be at least 18 years old to invest.

CAN I INVEST IF I DON'T LIVE IN THE U.S?

Yes! This convertible debt offering is open to anyone across the world to invest so long as long as such investment is legal in your respective country and jurisdiction. We recommend consulting with a lawyer in your jurisdiction before investing in our company in case your country or jurisdiction requires specific legal or investment requirements.

CAN I ENCOURAGE OTHER PEOPLE TO INVEST?

Yes! The more, the merrier. Just keep in mind that the Company is prohibited from paying you to encourage others to invest. Still, we hope you will help us spread the word and have your friends, family, co-workers, neighbors, and social media followers join you as an investor!

WHAT ARE MY OPTIONS FOR PAYING FOR MY INVESTMENT?

You can pay by credit or debit card, ACH (bank payment), or wire.

CAN I INVEST THROUGH MY BROKER?

No, you can only invest through Rise Up Crowdfunding.

CAN I INVEST THROUGH MY IRA, TRUST, OR RETIREMENT ACCOUNT?

Yes, if your IRA, trust, or retirement account allows it. Most self-directed IRAs and retirement accounts allow you to invest in private companies like ours, and so do most trusts, so check with them first.

WHO SHOULD I CONTACT IF I HAVE MORE QUESTIONS?

Still have questions? Reach out to us through the Rise Up Crowdfunding Portal.
investors@riseupcrowdfunding.com